Exhibit 99.1
LEG Notice of Annual and Special Meeting of Shareholders and Management Information Circular Annual and Special Meeting of Shareholders to be held on July 9, 2024 AL_44005759.2

1 Sigma Lithium Corporation Suite 2200, HSBC Building, 885 West Georgia Street Vancouver, British Columbia, V6C 3E8 NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of the shareholders (“Shareholders”) of Sigma Lithium Corporation (the “Corporation”) will be held on Monday, July 9, 2024 at 11:00 a.m. (Toronto time), by virtual only meeting via live audio webcast online. Shareholders and duly appointed proxyholders can attend the meeting online at https://meetnow.global/M6F7VKT, where they can participate, vote, or submit questions during the Meeting’s live webcast. The Meeting is being held for the following purposes: (a) to receive the financial statements of the Corporation for the fiscal year ended December 31, 2023, together with the report of the auditors thereon; (b) to fix the number of directors of the Corporation for the ensuing year at five (5); (c) to elect the directors of the Corporation for the ensuing year; (d) to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration; (e) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “2024 By-Law Amendment Resolution”), the full text of which is set forth under the heading “By-Law Amendment” below, ratifying and approving the amendment to the by-laws of the Corporation (the “By-Law Amendment”); (f) to consider and, if thought advisable, to pass, with or without variation, a special resolution approving the Corporation’s continuation from a corporation organized under the Canada Business Corporations Act to a corporation organized under the Business Corporations Act (Ontario) on the basis set forth in the accompanying Circular (the “Continuance”); and (g) to transact such other business as may properly come before the Meeting or any adjournments thereof. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. The Circular also provides the required information as to how Shareholders and proxyholders can register for, and access and participate at, the Meeting. Only Shareholders of record at the close of business on May 24, 2024 (the “Record Date”) will be entitled to vote at the Meeting and, subject to certain exceptions, no Shareholder becoming such after the Record Date will be entitled to receive notice of and vote at the Meeting or any adjournment thereof or to be treated as a Shareholder of record for purposes of such other action. Electronic copies of this notice, the Circular and other Meeting materials may be found on the Corporation’s profile on the System for Electronic Document Analysis and Retrieval+ at www.sedarplus.ca. The Meeting will be hosted online by way of a live webcast at https://meetnow.global/M6F7VKT. Shareholders will not be able to attend the Meeting in person. Shareholders who have their names and addresses recorded in the Corporation’s share register (“Registered Shareholders”), duly appointed proxyholders and shareholders who beneficially own shares that are registered in the name of an intermediary (“Non-Registered Shareholders”) will be able to virtually attend the Meeting, ask questions and vote in “real-time”. The Corporation encourages Registered Shareholders and Non-Registered Shareholders who have duly appointed themselves as proxyholders to participate actively in the Meeting, to vote and ask questions. Registered Shareholders, duly appointed proxyholders, and Non-Registered Shareholders who appoint themselves as a proxyholder can participate in the Meeting by following the instructions below, before the start of the Meeting. See also “Proxy Information” in the Circular. o Registered Shareholders: Clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy or in the email notification you received.

2 o Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder: Clicking “Invitation” and entering the Invite Code to be provided by Computershare after July 5, 2024. Without an Invite Code, proxyholders will not be able to attend and vote at the Meeting. Non-Registered Shareholders who have not appointed themselves as proxyholders may attend the Meeting as guests, by clicking “Guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. The Corporation recommends that attendees log into the Meeting platform at least thirty minutes before the Meeting begins. Attendees are entirely responsible to ensure internet connectivity during the Meeting and that all internal network security protocols (such as firewalls or VPN connections) that may block access to the Meeting platform are disabled to allow the attendee to attend the Meeting. Attendees will also need to have the latest version of Chrome, Safari, Edge or Firefox. Note Internet Explorer is not a supported browser. Note that if connectivity is lost once the Meeting has commenced, there may be insufficient time to resolve the connectivity issue before voting polling is completed. Therefore, Shareholders should consider voting in advance or by proxy, so that all votes will be counted in the event of any technical difficulties. In order to participate online, Registered Shareholders must have a valid 15-digit Control Number and proxyholders must have received an email from Computershare Investor Services Inc. (“Computershare”) containing an Invite Code. Registered Shareholders who wish to appoint a proxyholder are required to complete, date and execute the form of proxy and submit to Computershare either in person, or by mail or courier, to 100 University Avenue, 8 th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 11:00 a.m. (Toronto time) on July 5, 2024, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded. Registered Shareholders must carefully follow the instructions contained in the section “Proxy Information” of the Circular. After submitting the form of proxy, as an additional and required step, Registered Shareholders will need to register their proxyholders with Computershare at http://www.computershare.com/SigmaLithium no later than 11:00 a.m. (Toronto time) on July 5, 2024 and provide Computershare with their proxyholder’s contact information at the “Appointee Information” section on the website indicated above, so that Computershare may provide the proxyholder with an Invite Code via email. An intermediary holding common shares on behalf of a Non-Registered Shareholder has the right to appoint the Non-Registered Shareholder as a proxyholder to attend and act on their behalf at the Meeting. After submitting the Non-Registered Shareholder voting instruction form, the intermediary must register the Non-Registered Shareholder with Computershare at http://www.computershare.com/SigmaLithium to receive the Invite Code that will enable the Non-Registered Shareholder to participate actively at the Meeting, voting, and asking questions. Non-Registered Shareholders should carefully follow the instructions contained in the section “Proxy Information” of the Circular. FAILURE TO REGISTER THE PROXYHOLDER WITH COMPUTERSHARE WILL RESULT IN THE PROXYHOLDER NOT RECEIVING AN INVITE CODE TO PARTICIPATE IN THE MEETING. WITHOUT AN INVITE CODE, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING. Shareholders are reminded to review the Circular before voting. DATED at São Paulo, Brazil this day of 14 day of June, 2024. BY ORDER OF THE BOARD OF DIRECTORS of Sigma Lithium Corporation (signed) “Ana Cristina Cabral” Co-Chair and Chief Executive Officer

1 2024 MANAGEMENT INFORMATION CIRCULAR Sigma Lithium Corporation Suite 2200, HSBC Building, 885 West Georgia Street Vancouver, British Columbia, V6C 3E8 MANAGEMENT INFORMATION CIRCULAR Annual and Special Meeting of Shareholders to be held on July 9, 2024 GENERAL INFORMATION Purpose of Solicitation This management information circular (this “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management and the Board of Directors (the “Board”) of Sigma Lithium Corporation (the “Corporation”) for use at the annual and special meeting of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Corporation (the “Meeting”) to be held on Monday, July 9, 2024 at 11:00 a.m. (Toronto time), and any adjournment or adjournments thereof for the purposes set forth in the Notice of Annual and Special Meeting (the “Notice of Meeting”) accompanying this Circular. The Meeting will be hosted online by way of a live webcast at https://meetnow.global/M6F7VKT. Shareholders will not be able to attend the Meeting in person. As set forth in this Circular, “Registered Shareholders” are Shareholders who have their names and addresses recorded in the share register of the Corporation and “Non-Registered Shareholders” are Shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee, or other intermediary (each, an “Intermediary”). Registered Shareholders and duly appointed proxyholders will be able to virtually attend the Meeting, ask questions and vote in “real-time”. The Corporation encourages Registered Shareholders, duly appointed proxyholders and Non-Registered Shareholders who have duly appointed themselves as proxyholders to participate actively in the Meeting, to vote and ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the webcast platform. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be answered, and the time allocated to each question. The Chair can edit or reject questions considered inappropriate. Registered Shareholders, duly appointed proxyholders, and Non-Registered Shareholders who appoint themselves as a proxyholder can participate in the Meeting by following the instructions below, before the start of the Meeting. See also “Proxy Information” in the Circular. o Registered Shareholders: Clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy or in the email notification you received. o Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder: Clicking “Invitation” and entering the Invite Code to be provided by Computershare after July 5, 2024. Without an Invite Code, proxyholders will not be able to attend and vote at the Meeting. Non-Registered Shareholders who have not appointed themselves as proxyholders may attend the Meeting as guests, by clicking “Guest” and completing the online form. Guests will not be able to vote or ask questions at the Meeting. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

2 2024 MANAGEMENT INFORMATION CIRCULAR In order to participate online, Registered Shareholders must have a valid 15-digit Control Number and proxyholders must have received an email from Computershare Investor Services Inc. (“Computershare”) containing an Invite Code. The Corporation recommends that attendees log into the Meeting platform at least thirty minutes before the Meeting begins. Attendees are entirely responsible to ensure internet connectivity during the Meeting and that all internal network security protocols (such as firewalls or VPN connections) that may block access to the Meeting platform are disabled to allow the attendee to attend the Meeting. Attendees will also need to have the latest version of Chrome, Safari, Edge or Firefox. Note Internet Explorer is not a supported browser. Note that if connectivity is lost once the Meeting has commenced, there may be insufficient time to resolve the connectivity issue before voting polling is completed. Therefore, Shareholders should consider voting in advance or by proxy, so that all votes will be counted in the event of any technical difficulties. No person has been authorized to give any information or make any representation in connection with matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation or management of the Corporation. Date of Information The information contained in this Circular is provided as of June 14, 2024, unless indicated otherwise. Currency Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. All references to “C$” or “$” are to Canadian dollars. Additional Information A copy of the annual information form of the Corporation for the year ended December 31, 2023, is available on the Internet site of the System for Electronic Document Analysis and Retrieval+, that was established by the Canadian Securities Administrators (“SEDAR+”) at www.sedarplus.ca. Record Date and Who Can Vote Shareholders of record on May 24, 2024 (the “Record Date”) are entitled to notice of, and to attend and vote at, the Meeting except to the extent that: (1) any such person transfers their Common Shares after the Record Date; and (2) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes the transferee’s ownership of the Common Shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that the transferee’s name be included on the Shareholders’ list for the Meeting. Any Registered Shareholder at the close of business on the Record Date who either virtually attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have their Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information – Completion of Proxies”. ATTENDING AND VOTING AT THE MEETING The Meeting will be hosted online by way of a live webcast at https://meetnow.global/M6F7VKT. Shareholders will not be able to attend the Meeting in person. The Meeting will begin at 11:00 a.m. (Toronto time) on July 9, 2024. Registered Shareholders, duly appointed proxyholders, and Non-Registered Shareholders who appoint themselves as a proxyholder can participate in the Meeting by following the instructions below, before the start of the Meeting. See also “Proxy Information” in the Circular. o Registered Shareholders: Clicking “Shareholder” and entering the 15-digit Control Number located on the form of proxy or in the email notification you received.

3 2024 MANAGEMENT INFORMATION CIRCULAR o Duly appointed proxyholders and Non-Registered Shareholders who appoint themselves as a proxyholder: Clicking “Invitation” and entering the Invite Code to be provided by Computershare after July 5, 2024. Without an Invite Code, proxyholders will not be able to attend and vote at the Meeting. Non-Registered Shareholders who have not appointed themselves as proxyholders to vote at the Meeting may login as a guest, by clicking on “Guest” and complete the online form. Non-Registered Shareholders who do not have a Control Number or Invite Code will only be able to attend as a guest which only allows them listen to the Meeting; however, such Non-Registered Shareholders will not be able to vote or submit questions. United States Non-Registered Shareholders that wish to attend and vote at the virtual Meeting, must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. They must follow the instructions from their broker or bank included with the Meeting Materials (as defined below) or contact their broker or bank to request a legal proxy form. To register to attend the Meeting, Non-Registered Shareholders must obtain a valid legal proxy from their broker, bank or other agent and submit a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare Investor Services Inc. 100 University Avenue 8 th Floor Toronto, Ontario M5J 2Y1 OR Email at uslegalproxy@computershare.com Requests for registration must be labeled as “Legal Proxy” and be received no later than July 5, 2024, by 11:00 a.m. (Toronto time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the Meeting and vote your Common Shares at https://meetnow.global/M6F7VKT during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/SigmaLithium. IF YOU ARE USING A 15-DIGIT CONTROL NUMBER TO LOGIN TO THE MEETING AND YOU ACCEPT THE TERMS AND CONDITIONS, YOU WILL BE REVOKING ANY AND ALL PREVIOUSLY SUBMITTED PROXIES. HOWEVER, IN SUCH A CASE, YOU WILL BE PROVIDED THE OPPORTUNITY TO VOTE BY BALLOT ON THE MATTERS PUT FORTH AT THE MEETING. IF YOU DO NOT WISH TO REVOKE ALL PREVIOUSLY SUBMITTED PROXIES, DO NOT ACCEPT THE TERMS AND CONDITIONS, IN WHICH CASE YOU CAN ONLY ENTER THE MEETING AS A GUEST. If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. PROXY INFORMATION Solicitation of Proxies The solicitation of proxies is made on behalf of the management of the Corporation. The costs incurred in the preparation of the Form of Proxy, the Notice of Meeting and this Circular, and costs incurred in the solicitation of proxies, will be borne by the Corporation. Solicitation of proxies will be primarily by mail, but may also be in person, by telephone or by electronic means as detailed bellow. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Common Shares.

4 2024 MANAGEMENT INFORMATION CIRCULAR Appointment of Proxyholder – Step I Registered Shareholders or Intermediaries will receive a paper copy of a form of proxy (“Form of Proxy”) jointly with the Meeting Materials and Non-Registered Shareholder will receive a voting instruction form to be provided to the Intermediary jointly with the Meeting Materials. A Registered Shareholder not available to attend the Meeting, or an Intermediary holding Common Shares on behalf of a Non-Registered Shareholder can appoint a person, who need not be a shareholder, to attend and act on their behalf at the Meeting (a “Proxyholder”). They may vote and indicate a Proxyholder by submitting to Computershare the Form of Proxy in one of the following forms: o in person, by delivering the completed, dated and signed Form of Proxy to Computershare at 100 University Avenue, 8th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1, o by mail or courier, submitting the completed, dated and signed Form of Proxy to Computershare at 100 University Avenue, 8th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1, o via the internet at www.investorvote.com, using the 15-digit Control Number located at the bottom of their Form of Proxy, or o by telephone at 1-866-732-VOTE (8683) Toll Free, using the 15-digit Control Number located at the bottom of their Form of Proxy. The Form of Proxy must be deposited with Computershare by no later than 11:00 a.m. (Toronto time) on July 5, 2024, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. Voting by mail or by Internet are the only methods by which a Shareholder may appoint a person as a Proxyholder other than the Management Nominees (as defined below). If a Registered Shareholder has submitted to Computershare the Form of Proxy and then decides to attend the Meeting via the webcast, when entering the meeting online the Registered Shareholder will need to accept the “Terms and Conditions” and any votes cast by such Registered Shareholder on a ballot will be counted and the submitted Form of Proxy will be disregarded. Registration of the Proxyholder with Computershare – Step II After submitting the Form of Proxy, as an additional and required step, Registered Shareholders or Intermediaries holding Common Shares on behalf of a Non-Registered Shareholder will need to register their Proxyholder with Computershare at http://www.computershare.com/SigmaLithium no later than 11:00 a.m. (Toronto time) on July 5, 2024 and provide Computershare with their Proxyholder’s contact information at the “Appointee Information” section on the website indicated above, so that Computershare may provide the Proxyholder with an Invite Code via email. FAILURE TO REGISTER THE PROXYHOLDER WITH COMPUTERSHARE WILL RESULT IN THE PROXYHOLDER NOT RECEIVING AN INVITE CODE TO PARTICIPATE IN THE MEETING. WITHOUT AN INVITE CODE, PROXYHOLDERS WILL NOT BE ABLE TO VOTE AT THE MEETING. Completion of the Form of Proxy The Form of Proxy affords Registered Shareholders or Intermediaries an opportunity to specify that the Common Shares registered in their name shall be voted for or against or withheld from voting in respect of certain matters as specified in the Notice of Meeting. The persons named in the Form of Proxy are directors of the Corporation (the “Management Nominees”). A REGISTERED SHAREHOLDER OR AN INTERMEDIARY HOLDING COMMON SHARES ON BEHALF OF A NON-REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING, IN THE PLACE OF THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT, THE REGISTERED SHAREHOLDER OR INTERMEDIARY SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF THEIR PROXYHOLDER IN THE BLANK SPACE PROVIDED, OR SUBMIT ANOTHER APPROPRIATE PROXY.

5 2024 MANAGEMENT INFORMATION CIRCULAR A Form of Proxy must be dated and signed by the Registered Shareholder or by their attorney authorized in writing or by the Intermediary. In the case of a Shareholder that is a corporation, the Form of Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation with proof of authority accompanying the Form of Proxy. Revocation of a Submitted Form of Proxy A Registered Shareholder or Intermediary who has submitted a Form of Proxy may revoke it by instrument in writing executed by the Registered Shareholder or Intermediary or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either with the Corporation at its offices as aforesaid at any time prior to the close of business on the second last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked. Exercise of Discretion by Proxyholders A Registered Shareholder or Intermediary may indicate the manner in which the persons named in the Form of Proxy are to vote with respect to any matter by checking the appropriate space. On any poll, those persons will vote for or against (or withhold from voting) the Common Shares in respect of which they are appointed in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder or Intermediary wishes to confer a discretionary authority with respect to any matter, the space should be left blank. IN SUCH INSTANCE, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation knows of no such amendment, variation or other matter. However, if any other matters which are not now known to management should properly come before the Meeting, the proxies in favour of Management Nominees will be voted on such matters in accordance with the best judgment of the Management Nominees. Advice to Non-Registered Shareholders Further to the details above under the heading “Attending and Voting at the Meeting”, only Registered Shareholders, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans; or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular, the Form of Proxy or a voting instruction form and a supplemental mailing card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries will generally use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Meeting Materials to Non-Registered Shareholders. Generally, a Non-Registered Shareholder who has not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a Form of Proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on the type of form they receive: (1) Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of

6 2024 MANAGEMENT INFORMATION CIRCULAR the Meeting Materials, a voting instruction form. If the Non-Registered Shareholders does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf) but wishes to direct the voting of the Common Shares they beneficially own, the voting instruction form must be submitted by mail, telephone or over the internet in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder; or (2) Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a Form of Proxy that has already been signed by the Intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise uncompleted. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf) but wishes to direct the voting of the Common Shares they beneficially own, the Non-Registered Shareholder must complete the Form of Proxy and submit it to Computershare as described above. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must strike out the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries, including those regarding when and where the Form of Proxy or the voting instruction form is to be delivered. A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting. A Non-Registered Shareholder may fall into two categories – those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own under NI 54-101 (“Non-Objecting Beneficial Owners”). The Corporation is not sending Meeting Materials directly to Non-Objecting Beneficial Owners, but rather is relying on Intermediaries and agents to send the Meeting Materials. The Corporation also intends to pay for Intermediaries to deliver the Meeting Materials to Objecting Beneficial Owners. If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance. VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF The Corporation is authorized to issue an unlimited number of Common Shares. As at the date hereof, there are 110,710,962 fully paid and non-assessable Common Shares issued and outstanding. The current By-laws of the Corporation provide that a quorum for the purposes of conducting a meeting of the Shareholders is two persons present holding or representing by proxy an aggregate of at least 25% of the outstanding Common Shares entitled to vote at the Meeting. Any Registered Shareholder at the close of business on May 24, 2024, being the Record Date, who either virtually attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have their Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Proxy Information” above. To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, only the following beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to the Common Shares of the Corporation:

7 2024 MANAGEMENT INFORMATION CIRCULAR Name Number of Common Shares held as at the date hereof Percentage of total issued and outstanding Common Shares held as at the date hereof A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior (“A10 FIA”)(1) 47,684,968 43.1% Note: (1) A10 Investimentos Ltda. (“A10 Investimentos”) is the portfolio manager of A10 FIA and has the voting decision regarding the holdings of A10 FIA. MATTERS TO BE ACTED UPON At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate: (a) to receive the financial statements of the Corporation for the fiscal year ended December 31, 2023 together with the report of the auditors thereon; (b) to fix the number of directors of the Corporation for the ensuing year at five (5); (c) to elect the directors of the Corporation for the ensuing year; (d) to appoint the auditors of the Corporation to hold office until the next annual meeting of the Shareholders and authorize the directors to fix their remuneration; (e) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “2024 By-Law Amendment Resolution”), the full text of which is set forth under the heading “By-Law Amendment” below, ratifying and approving the amendment to the by-laws of the Corporation (the “By-Law Amendment”); (f) to consider and, if thought advisable, to pass, with or without variation, a special resolution approving the Corporation’s continuation from a corporation organized under the Canada Business Corporations Act to a corporation organized under the Business Corporations Act (Ontario) on the basis set forth in the accompanying Circular (the “Continuance”); and (g) to transact such other business as may properly come before the Meeting or any adjournments thereof. Additional detail regarding each of the matters to be acted on at the Meeting is set out below. FIX NUMBER OF DIRECTORS AT FIVE (5) The Corporation proposes to set the size of the Board at five (5). It is proposed that five (5) directors be elected at the Meeting and each will hold office until the next annual general meeting or until their successor is duly elected or appointed ELECTION OF DIRECTORS Action is to be taken at the Meeting with respect to the election of directors. The Shareholders will be asked to pass an ordinary resolution at the Meeting to elect as directors the nominees whose names are set forth in the table below. Each nominee elected will hold office until the next annual meeting of the Shareholders, or until his or her successor is duly elected or appointed, unless his or her office is vacated earlier in accordance with the Corporation’s articles. Advance Notice Provisions The By-laws of the Corporation contain a provision (the “Advance Notice Provision”) that requires advance notice be given to the Corporation in circumstances where nominations of persons for election to the Board are made by Shareholders. To be timely, a Shareholder’s notice to the secretary of the Corporation must be made (a) in the case of an annual meeting of Shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be made not later than the close of

8 2024 MANAGEMENT INFORMATION CIRCULAR business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement above. Additionally, the Advance Notice Provision sets forth the information that a Shareholder must include in the notice to the Corporation, and establishes the form in which the Shareholder must submit the notice for that notice to be in proper written form. The Corporation filed a notice of meeting and record date on SEDAR+ on April 29, 2024, and an amended notice of meeting and record date on SEDAR+ on June 14, 2024. As at the date hereof, no nominations for directors were received in accordance with the Advance Notice Provision described above. Director Nominees The following information relating to the nominees as directors is based partly on the records of the Corporation and partly on information received by the Corporation from the respective nominees, and sets forth the name, age and municipality of residence of the persons proposed to be nominated for election as directors, all other positions and offices within the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof. Ana Cristina Cabral São Paulo, Brazil 53 years Director Since: June 2018 Position(s) Held at the Corporation Co-Chair, Chief Executive Officer, Co-Chair of the Technical Committee of the Board, and a member of the Environmental Sustainability and Social Impact Committee of the Board. Principal Occupation for the Past Five Years Chief Executive Officer of the Corporation, and before that Chief Strategy Officer of the Corporation Biography Ana Cristina Cabral has over 20 years of experience as a senior banker at global investment banks in New York, London and São Paulo. Ms. Cabral is a former Head of Lat. Am. Capital Markets at Goldman Sachs in New York and a former Managing Director at the firm. Ms. Cabral has been involved in a large number of transactions over her career, totaling more than US$100 billion, five of which won the prestigious IFR “Deal of the Year” award, including the privatization of Vale in 1996 and the acquisition of Inco by Vale in 2006. Ms. Cabral has an MBA degree from Columbia Business School and a Master in Finance degree from London Business School. Ms. Cabral serves on the Advisory Board of Columbia University Global Centers and is a CCEC board member of The American School of São Paulo. Common Shares Held 3,000,000. RSUs Held Nil Notes: (1) Ms. Cabral is a quota holder in A10 FIA. A10 Investimentos, which is the portfolio manager of A10 FIA, has the sole and independent voting decision regarding the holdings of the A10 FIA. Marcelo Paiva São Paulo, Brazil 50 years Position(s) Held at the Corporation Co-Chair, and a member of the Corporate Governance, Nomination and Compensation Committee and Technical Committee of the Board. Director Since: January 2019 Principal Occupation for the Past Five Years Managing Partner at A10 Investimentos.

9 2024 MANAGEMENT INFORMATION CIRCULAR Biography Marcelo Paiva is the Managing Partner and Co-Founder of A10 Investimentos. He is the portfolio manager of A10 FIA, the Corporation’s largest shareholder. Mr. Paiva has over 20 years of experience in asset management and investment banking in New York, London and São Paulo. Prior to A10 Investimentos, Mr. Paiva was a Portfolio Manager at the Mittal Family Office in São Paulo. Previously, he was a Vice-President at the U.K. asset manager Millennium Global in London, which, at the time, had over US$15 billion in assets under management and was one of the largest hedge funds in Europe. Mr. Paiva also held investment banking positions at Credit Suisse in London and UBS in New York. He has a Master in Business Administration from INSEAD in France, completed the MBA exchange program at Wharton School and is a CFA Charterholder. Common Shares Held 1,925,610. RSUs Held 67,500 Bechara S. Azar Position(s) Held at the Corporation Montreal, Canada Director and a member of the Audit Committee and Technical Committee of the Board. 44 years Director Since: July 2023 Principal Occupation for the Past Five Years Founder and managing partner at JISRAK as of March 2021; former Director at Innocap Managed Account Platform from September 2010 to February 2021. Biography Mr. Azar has over 17 years of experience of Canadian and international investment management. Mr. Azar is the founder and managing partner of JISRAK, a Montreal based research firm specialized in sourcing and oversight of portfolios on behalf of international Limited Partners. Previously Mr. Azar was a Director at Innocap (a US$ 50 billion alternative investment platform owned by BNY Mellon, Caisse de Depot et Placement du Quebec - CDPQ and BNP Paribas) in Montreal for over 10 years. Mr. Azar also worked for 5 years at HSBC Private Banking in Dubai, Geneva, London and New York. Mr. Azar holds a MSc in Management from the HEC School of Management in Paris and a B. Eng. Electrical Engineering from the American University of Beirut. He is a certified Financial Risk Manager (FRM), Chartered Investment Manager (CIM) and Chartered Alternative Investment Analyst (CAIA). He is a native Arabic and French speaker. Common Shares Held Nil. RSUs Held 34,000 (1) Notes: (1) Mr. Bechara Azar was granted 15,000 RSUs connected to the occurrence of a Change in Control, as such term is defined in the Equity Incentive Plan, during his tenure from July 1st, 2023, until the Meeting. If such Change in Control does not occur during this period, the RSUs will be cancelled on the day immediately after the last day of his tenure. Eugênio de Zagottis São Paulo, Brazil 53 years Position(s) Held at the Corporation Director, Chair of the Audit Committee of the Board, and a member of the Corporate Governance, Nomination and Compensation Committee of the Board. Principal Occupation for the Past Five Years Vice President of Raia Drogasil S.A. as of 2011; Director of Raia Drogasil S.A. as of May 2024 and part of the controlling group. Biography Mr. Zagottis is a member of the board of directors and of the control group of RD Saúde, Brazil´s leading drugstore chain, with 3,000 stores and US$7 billion in revenues (2023). The company is listed on the São Paulo Stock Exchange. At RD Saúde, Mr. Zagottis leads the finance committee, is a member of the strategy committee and represents the company at the boards of two investees and also of ABRAFARMA, the Brazilian Chain Drugstores Association, having been its chairman from 2018-2021.

10 2024 MANAGEMENT INFORMATION CIRCULAR Mr. de Zagottis has worked as a C-level executive at RD Saúde from 2000 to 2024, having been responsible for investor relations, corporate planning, M&A and business development, including Univers, its proprietary PBM, RD Brands, its private label business, and RD Ventures, RD Saúde´s corporate venture capital platform, with investments in more than 10 start-ups. Outside RD Saúde, Mr. de Zagottis is a board member of Pet Love, the leader and pioneer in e-commerce and health insurance for pets in Brazil. Previously, Mr. de Zagottis worked as a consultant for both McKinsey (1998-2000) and Arthur Andersen (1992-1996). He holds an MBA from the University of Michigan and a BBA from Fundação Getúlio Vargas in São Paulo, Brazil. Common Shares Held Nil. RSUs Held Nil. Alexandre Rodrigues Cabral Canada 65 years Director Since: July 2023 Position(s) Held at the Corporation Director, Chair of the Environmental Sustainability and Social Impact Committee of the Board. Principal Occupation for the Past Five Years Board member and professor at the Université de Sherbrooke Biography Alexandre Rodrigues Cabral is an academic focused on the reduction of greenhouse gas emissions. Mr. Rodrigues Cabral is a member of the Board of the Université de Sherbrooke, and for the last 27 years he has been teaching Environmental Management and Sustainability, Environmental Geotechnics and Soil Mechanics. He has vast and unique experience in geotechnical issues, such as the beneficial use of industrial residues as a substitute for natural soils. Mr. Rodrigues Cabral led successful pioneering projects in the proper use of industrial by-products. Mr. Rodrigues Cabral was vice-president of the Canadian Geotechnical Society in the 2000s and is presently a member of the Scientific Advisory Panel of the International Waste Working Group (IWWG). Mr. Rodrigues Cabral has worked as a consultant for several companies in Canada, Europe and South America. Previously, he worked for Serrener Consultation, D&G Enviro-Group and Enge-Rio. From 2002 to 2015, Mr. Rodrigues Cabral also supervised a humanitarian group in Peru, Haiti, Burkina Faso and Malawi. Mr. Rodrigues Cabral holds a B.Eng. from PUC-Rio, Brazil; a M.Sc. (Mineral Engineering) from École Polytechnique de Montréal and a Ph.D. (Civil Eng. & Applied Mechanics) from McGill University. Common Shares Held Nil. RSUs Held 34,000 (1) Notes: (1) Mr. Alexandre Cabral was granted 15,000 RSUs connected to the occurrence of a Change in Control, as such term is defined in the Equity Incentive Plan, during his tenure from July 1st , 2023, until the Meeting. If such Change in Control does not occur during this period, the RSUs will be cancelled on the day immediately after the last day of the tenure. Corporate Cease Trade Orders or Bankruptcies None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation for a period, of more than 30 consecutive days (an “order”) issued while he or she was acting in the capacity as director, chief executive officer or chief financial officer or (ii) was subject to an order after he or she ceased to act in such capacity and resulted from an event that occurred while he or she was acting in such capacity.

11 2024 MANAGEMENT INFORMATION CIRCULAR None of the above proposed directors is, or has within 10 years prior to the date of this Circular been, a director or chief executive officer of any company that, while he or she was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Personal Bankruptcies None of the above proposed directors, or a personal holding company thereof, has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets. Penalties and Sanctions None of the above proposed directors has, within 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or have entered into a settlement agreement with a securities regulatory authority. In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the election to the Board of those persons designated above as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees do not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion, unless the Shareholder has specified in his or her proxy that his or her Common Shares are to be withheld from voting on the election of directors. APPOINTMENT OF AUDITORS At the Meeting, the Shareholders will be asked to pass an ordinary resolution to appoint Grant Thornton Auditores Independentes Ltda., as auditors of the Corporation to hold office until the next annual meeting of the Shareholders, at such remuneration to be determined by the Board. In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the appointment of Grant Thornton Auditores Independentes Ltda. as auditors of the Corporation. BY-LAW AMENDMENT On June 13, 2024, by resolution of the Board, the Corporation approved the By-Law Amendment of the Corporation to amend (i) the signing authority and the execution of documents by signing officers on behalf of the Corporation, and (ii) designate the Chief Executive Officer of the Corporation as the President of the Corporation. The By-Law Amendment seeks to provide the Corporation with greater flexibility and oversight with regard to the execution of documents. The full text of the amendment to the by-laws of the Corporation is attached as Schedule “A” hereto. At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the 2024 By-Law Amendment Resolution, the full text of which is set forth below, ratifying and approving the By-Law Amendment. If the 2024 By-Law Amendment Resolution is not passed, the current by-laws of the Corporation will continue to be the by-laws of the Corporation. Summary of By-Law Amendment Current By-Laws By-Law Amendment 1.01 Definitions "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant to section 2.04; 1.01 Definitions

12 2024 MANAGEMENT INFORMATION CIRCULAR "signing officer" means, in relation to any instrument, either: (i) both the Chief Executive Officer of the Corporation and another officer; (ii) both the Chief Executive Officer of the Corporation and any one independent director authorized to sign the same on behalf of the Corporation by section 2.04; or (iii) any officer or officers, person or persons authorized to sign the same on behalf of the Corporation by a resolution of the board of directors passed pursuant to section 2.04 2.04 Execution of Instruments Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one officer or director. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, any director or officer who may execute contracts, documents or instruments in writing, on behalf of the Corporation, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or shall be executed and delivered on behalf of the Corporation. The signature or signatures of any officer or director of the Corporation and of any officer or officers, person or persons appointed as set out above by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, as authorized by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or 2.04 Execution of Instruments Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Corporation may must be signed on behalf of the Corporation by any one officer or director. The directors are authorized from time to time by resolution to appoint either (i) both the Chief Executive Officer of the Corporation and another officer; (ii) both the Chief Executive Officer of the Corporation and any one independent director; or (iii) any officer or officers or any other person or persons on behalf of the Corporation either authorized from time to time by resolution of the board of directors to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, any director or officer , either (i) both the Chief Executive Officer of the Corporation and another officer; (ii) both the Chief Executive Officer of the Corporation and any one independent director; or (iii) any officer or officers, person or persons appointed as set out above by resolution of the board of directors, who may execute contracts, documents or instruments in writing, on behalf of the Corporation, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or shall be executed and delivered on behalf of the Corporation. The signature or signatures of any officer or director of the signing Corporation and of any officer or officers, person or persons appointed as set out above by resolution of the directors may, if specifically authorized by resolution of the board of directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing signing

13 2024 MANAGEMENT INFORMATION CIRCULAR instruments in writing or securities of the Corporation. The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as set out above or by an officer or officers, person or persons appointed as set out above by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed to it. The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings. officers, directors or persons shall be so reproduced, as authorized by resolution of the board of directors, shall be deemed to have been manually signed by such signing officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the signing officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation. The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as set out above or by either: (i) both the Chief Executive Officer of the Corporation and another officer; (ii) both the Chief Executive Officer of the Corporation and any one independent director; or (iii) any an officer or officers, person or persons appointed as set out above by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed to it. The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings. 2.06 Cheques, Drafts, Notes, Etc. All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not an officer or officers of the Corporation, and in such manner as the directors may from time to time designate by resolution. 2.06 Cheques, Drafts, Notes, Etc. All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not an officer or officers of the Corporation, and in such manner as the directors may from time to time designate by resolution, and in such manner as the directors may from time to time designate by resolution. 6.05 President Unless the board of directors determines otherwise, the president shall be the chief operating officer of the Corporation and shall have, under the control of the board of directors and the chief executive officer, general supervision of the business of the Corporation. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors, the chairman of the board 6.05 President Unless the board of directors determines otherwise, the president shall be the chief operating officer chief executive officer of the Corporation and shall have, under the control of the board of directors and the chief executive officer, general supervision of the business of the Corporation. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of

14 2024 MANAGEMENT INFORMATION CIRCULAR and the chief executive officer. In the absence of the chairman of the board and the lead director, if any, and the chief executive officer, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office. directors, and the chairman of the board, and the chief executive officer. In the absence of the chairman of the board and the lead director, if any, and the chief executive officer, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office. 2024 By-Law Amendment Resolution The Board recommends that Shareholders vote FOR the 2024 By-Law Amendment Resolution. To be effective, the 2024 By-Law Amendment Resolution must be approved by no less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. In the absence of contrary instructions, the persons named in the Form of Proxy intend to vote the Common Shares represented thereby in favour of the 2024 By-Law Amendment Resolution. The full text of the 2024 By-Law Amendment Resolution is as follows: “BE IT RESOLVED THAT: 1. The adoption of Amending By-Law 2024-1 of the Corporation amending By-Law No 1. Of the Corporation, as approved by the board of directors of the Corporation on June 13, 2024 and as set forth in the Corporation’s management information circular dated June 14, 2024, be and is hereby ratified, confirmed, authorized, and approved. 2. Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions.” APPROVAL OF THE CONTINUANCE OF THE CORPORATION UNDER THE LAWS OF ONTARIO Overview The Corporation is currently incorporated under the Canada Business Corporations Act (“CBCA”). The Board proposes to continue the Corporation to the jurisdiction of Ontario under the Business Corporations Act (“OBCA”) (the "Continuance"). At the Meeting, the Corporation's shareholders will be asked to consider and, if thought advisable, pass, with or without variation, a special resolution to approve the Continuance (the "Continuance Resolution"). The Corporation needs to attract and appoint directors with a broad range of skills and experience relevant to its business. Under the CBCA, at least 25% of the directors of the Corporation must be resident Canadians (the "Director Residency Requirement"). The OBCA does not impose a Director Residency Requirement. In order to provide the Corporation with greater flexibility to attract and nominate the most suitable candidates for directors from a global talent pool with the expertise and skills required by the Corporation's global business operations, the Board believes that it is in the Corporation's best interest to continue into Ontario. Upon completion of the Continuance, the Corporation's existing articles and by-laws (the "Current Articles and By-Laws") will be replaced with articles of continuance (the "Proposed Articles") and new by-laws (the "Proposed By-Laws" and, together with the Proposed Articles, the "Proposed Articles and By-Laws") under the OBCA. The Proposed Articles will be substantially in the form

15 2024 MANAGEMENT INFORMATION CIRCULAR attached as Schedule "C" to this Circular and the Proposed By-Laws will be substantially in the form attached as Schedule "D" to this Circular. The Proposed Articles and By-Laws are substantially similar to the Current Articles and By-laws with certain changes made to reflect the provisions of the OBCA. Upon the approval and completion of the Continuance, the Proposed Articles and By-Laws will be available on SEDAR+. The Continuance will affect certain rights of shareholders as they currently exist under the CBCA. Shareholders should consult their legal advisers regarding the implications of the Continuance that may be of particular importance to them. For more information, see "Comparison of CBCA and OBCA" below. Notwithstanding the approval of the Continuance Resolution by shareholders of the Corporation or the exercise of a shareholder’s right to dissent in respect of the Continuance Resolution, the Board, in its sole discretion and without further notice to or approval of the shareholders of the Corporation, may decide to revoke the Continuance Resolution or otherwise not proceed with the Continuance, at any time before the Continuance becomes effective. Continuation Process In order to effect the Continuance: 1. the Corporation must obtain the approval of shareholders of the Continuance by way of the Continuance Resolution. The Continuance Resolution must be approved by not less than two-thirds of the votes cast in respect of the Continuance Resolution in person or by proxy at the Meeting; 2. the Corporation must make a written application to the Director under the CBCA (the "CBCA Director") for consent to continue under the OBCA. The application must satisfy the CBCA Director that the Continuance will not adversely affect the Corporation's shareholders or creditors; 3. once the Continuance Resolution is passed and the Corporation has obtained the consent of the CBCA Director, the Corporation must file the articles of continuance with the Director under the OBCA (the "OBCA Director") for a certificate of continuance (the "Certificate of Continuance"); 4. on the date shown on the Certificate of Continuance, the Corporation will become a company organized under the OBCA as if it had been incorporated under the OBCA; and 5. the Corporation must file a copy of the Certificate of Continuance with the CBCA Director and receive a certificate of discontinuance under the CBCA (the "Certificate of Discontinuance"). Effect of the Continuance Upon receipt of the Certificate of Continuance, the Corporation will become subject to the OBCA as if it had been incorporated under the OBCA. Upon receipt of the Certificate of Discontinuance, the CBCA will cease to apply to the Corporation, thereby completing the Continuance. The Continuance will not create a new legal entity, affect the continuity of the Corporation or result in a change in its business. However, the Continuance will affect certain rights of shareholders as they currently exist under the CBCA and the Current Articles and By-Laws. See "Comparison of CBCA and OBCA" below for a summary of some of the key differences in corporate law between the CBCA and OBCA. The OBCA provides that when a foreign corporation continues into Ontario under the OBCA: 1. the corporation possesses all property, rights, privileges and franchises and is subject to all the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of the foreign corporation; 2. a conviction against, or ruling, order or judgment in favor of or against, the foreign corporation may be enforced against the corporation; and 3. the corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against the foreign corporation.

16 2024 MANAGEMENT INFORMATION CIRCULAR The Continuance will not affect the Corporation's status as a TSXV or NASDAQ-listed company, nor as a reporting issuer under the securities legislation of any jurisdiction in Canada and the Corporation will remain subject to their respective requirements. As of the effective date of the Continuance, the Corporation's existing constating documents—the Current Articles and By-Laws under the CBCA—will be replaced with the Proposed Articles and By-laws under the OBCA, the legal domicile of the Corporation will be Ontario and the Corporation will no longer be subject to the provisions of the CBCA. Comparison of CBCA and OBCA Upon completion of the Continuance, the Corporation will be governed by the OBCA. The provisions of the OBCA dealing with shareholder rights and protections are substantially the same as those contained in the CBCA. The Corporation's shareholders will not lose or gain any significant rights or protections as a result of the Continuance, but there are certain differences between the two statutes and the regulations thereunder. Shareholders should consult their legal advisers regarding the implications of the Continuance that may be of particular importance to them. The following is a summary comparison of certain provisions of the CBCA and the OBCA. This summary is not intended to be exhaustive and is qualified in its entirety by the full provisions of the CBCA and OBCA, as applicable. Charter Documents There are no significant differences between the CBCA and the OBCA with respect to the charter documents for companies governed by those statutes. A copy of the Proposed Articles and By-Laws under the OBCA are attached as Schedule "C" and Schedule "D" to this Circular, respectively. Shareholder Proposals Both statutes provide for shareholder proposals. Under the OBCA, proposals may be submitted by both registered shareholders who are entitled to vote at a meeting of shareholders and beneficial shareholders whose shares are entitled to be voted at a meeting of shareholders. Under the CBCA, a registered or beneficial holder of shares entitled to be voted at a meeting of shareholders may (i) submit notice of a proposal to the corporation, and (ii) discuss at the meeting any matter in respect of which such shareholder would have been entitled to submit a proposal. The registered or beneficial shareholder must either: (i) have owned for at least the six month period preceding the submission of the proposal not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000, or (ii) have the support of persons who, in the aggregate, have owned for at least the six month period preceding the submission of the proposal not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000. Each statute contains certain requirements with respect to, among other things, the content, timing and delivery of proposals. Moreover, each statute includes provisions which allow a corporation to refuse to process a proposal in similar circumstances. Shareholder Requisitions Both statutes provide that holders of not less than 5% of the outstanding voting shares of the corporation may requisition a meeting of shareholders, and permit the requisitioning registered shareholder to call the meeting where the board of directors of the corporation does not do so within the 21 days following the corporation's receipt of the shareholder meeting requisition. Rights of Dissent and Appraisal

17 2024 MANAGEMENT INFORMATION CIRCULAR The OBCA provides that shareholders, including beneficial holders, who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is available to shareholders, whether or not their shares carry the right to vote, where the corporation proposes to: 1. amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation; 2. amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise; 3. amalgamate with another corporation (other than for vertical or horizontal short-form amalgamations); 4. be continued under the laws of another jurisdiction; 5. be continued under the Co-operative Corporations Act; 6. be continued under the Not-for-Profit Corporations Act, 2010; or 7. sell, lease or exchange all or substantially all its property. The CBCA contains a similar dissent remedy, provided however, that the CBCA expressly also provides for dissent rights with respect to a going-private or a squeeze-out transaction. For a summary of the dissent provisions of the CBCA, see "Rights of Dissent in Respect of the Continuance Resolution" below. The full text of Section 190 of the CBCA is set forth in Schedule "E" to this Circular. Under the CBCA and OBCA, the dissenting shareholder must generally send notice of dissent at or before any meeting of shareholders at which the resolution is to be voted on. Oppression Remedy Under both the CBCA and the OBCA, a registered shareholder, beneficial owner, former registered shareholder or beneficial owner, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation under the OBCA, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (a) any act or omission of the corporation or any of its affiliates effects a result; (b) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or (c) the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer of the corporation. The OBCA allows a court to grant relief where a prejudicial effect to the shareholder is merely threatened, whereas the CBCA only allows a court to grant relief if the effect actually exists (that is, it must be more than merely threatened). Under the CBCA, such remedy is also available to the CBCA Director appointed under Section 260 of the CBCA. Shareholder Derivative Actions A broad right to bring a derivative action is contained in each of the CBCA and the OBCA. This right extends to a registered shareholder, beneficial owner, former registered shareholder or beneficial owner, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to make an application to court to bring a derivative action. Both statutes permit derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. Under the CBCA and OBCA, it is a condition precedent to a complainant bringing a derivative action that the complainant has given at least 14 days' notice to the directors of the corporation or its subsidiary

18 2024 MANAGEMENT INFORMATION CIRCULAR of the complainant's intention to make an application to the court to bring such a derivative action. However, under the OBCA, a complainant is not required to give notice to the directors of the corporation or its subsidiary of the complainant's intention to make an application to the court to bring a derivative action if all of the directors of the corporation or its subsidiary are defendants in the action. Under the CBCA, the CBCA Director appointed under Section 260 of the CBCA may also commence a derivative action. Residency Requirement for Directors The OBCA does not have a residency requirement. Under the CBCA, at least one-quarter of the directors of a corporation must be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian. Subject to certain exceptions, an individual must be a Canadian citizen or permanent resident ordinarily resident in Canada to be considered a resident Canadian under the CBCA. Independent Directors Under the OBCA, at least one-third of the members of the board of directors of a corporation must not be officers or employees of the corporation or its affiliates. Under the CBCA, at least two of a corporation's directors must not be officers or employees of the corporation or its affiliates. The Corporation is also subject to applicable securities law and stock exchange requirements with respect to director independence. These requirements will not change as a result of the Continuance. Notice-and-Access Both statutes permit the use of the notice-and-access delivery system ("Notice-and-Access") under National Instrument 51-102 — Continuous Disclosure Obligations and National Instrument 54-101 — Communication with Beneficial Owners of Securities of Reporting Issuer. There are no requirements under the OBCA for a corporation to obtain exemptive relief in order to use Notice-and- Access. In order to use Notice-and-Access under the CBCA, a corporation must seek exemptive relief from the CBCA Director under Sections 151(1) and 156 of the CBCA, which exempt a corporation from the requirement to send a proxy circular to shareholders, duties related to intermediaries and the requirement to send annual financial statements to shareholders in order to use Notice-and-Access. Place of Meetings Under the OBCA, subject to the articles of the corporation and any unanimous shareholders agreement, a shareholders' meeting may be held in or outside Ontario (including outside Canada) as determined by the directors, or in the absence if such a determination, at the place where the registered office of the corporation is located. Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine. A meeting may be held outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Virtual or hybrid shareholder meetings, which are comprised of both an in-person and virtual element, are permitted under both the OBCA and CBCA, unless the articles or by-laws of a corporation state otherwise.

19 2024 MANAGEMENT INFORMATION CIRCULAR Constitutional Jurisdiction Other significant differences in the statutes arise from the differences in the constitutional jurisdiction of the federal and provincial governments. For example, a CBCA corporation has the capacity to carry on business throughout Canada as a right. An OBCA company is only allowed to carry on business in another province where that other province allows it to register to do so. A CBCA corporation is subject to provincial laws of general application, but a province cannot pass laws directed specifically at restricting a CBCA corporation's ability to carry on business in that province. If another province so chooses, however, it can restrict an OBCA company's ability to carry on business within that province. Further, a CBCA corporation will not have to change its name if it wants to do business in a province where there is already a corporation with a similar name; in comparison, an OBCA company may not be allowed to use its name in that other province if that name, or a similar one, is already in use. Registered Office Under the OBCA, a corporation's registered office must be situated in Ontario and may be relocated to a different municipality within Ontario by special resolution of the shareholders or relocated within the same municipality by resolution of the directors. Under the CBCA, a corporation's registered office must be in the province specified in the articles and may be relocated to a different province by special resolution of the shareholders or relocated within the same province by resolution of the directors. Short Selling Under the CBCA, insiders of a corporation are prohibited from short selling any securities of the corporation unless the insider selling the securities owns or has fully paid for the securities being sold. The OBCA does not contain a similar prohibition. Continuance Resolution Accordingly, Shareholders will be asked to approve the following resolution: "BE IT RESOLVED THAT, AS A SPECIAL RESOLUTION OF SHAREHOLDERS THAT: 1. the continuance of Sigma Lithium Corporation (the "Corporation"), a corporation existing under the laws of Canada, to the Business Corporations Act (Ontario) ("OBCA") pursuant to Section 188 of the Canada Business Corporations Act ("CBCA") and Section 180 of the OBCA, is hereby authorized and approved and the Corporation is hereby authorized to apply to the Director under the OBCA ("Director") for authorization to be continued as if it had been constituted under the OBCA and to continue is existence under the OBCA (the "Continuance") on such date as the directors of the Corporation may determine; 2. the form of articles of continuance ("Articles of Continuance"), the full text of which is attached as Schedule “C” to the Corporation's circular dated June 14, 2024 (the "Circular"), containing any necessary amendments to make such Articles of Continuance conform to the provisions of the OBCA is hereby approved and the Corporation is hereby authorized to file the articles of continuance with the Director together with any notices and other documents prescribed by the OBCA necessary to continue the Corporation as it if had been incorporated under the laws of the Province of Ontario; 3. subject to the Continuance becoming effective and without affecting the validity of any act of the Corporation under its existing by-laws (the "Existing By- Laws"), the Existing By-Laws are hereby repealed and replaced with the new By-Law No. 3 of the Corporation (the "Proposed By-Laws"), the full text of which is attached as Schedule “D” to the Circular, together with such changes or amendments thereto as any director or officer of the Corporation determines appropriate, the conclusive evidence of such determination being the execution of the Proposed By-Laws by a director or officer of the Corporation; 4. notwithstanding the approval of this special resolution by shareholders of the Corporation,

20 2024 MANAGEMENT INFORMATION CIRCULAR the board of directors of the Corporation, in its sole discretion and without further notice to or approval of the shareholders of the Corporation, may decide not to proceed with the Continuance or otherwise give effect to this special resolution, at any time before the Continuance becomes effective; and 5. any one director or officer of the Corporation be and is hereby authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents and instruments, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this special resolution and the matters authorized hereby including, without limitation, the execution and filing of the documents and forms prescribed by or contemplated under the CBCA and OBCA, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the doing of any such act or things." In accordance with the policies of the TSXV, the Continuance must be approved by not less than two-thirds of votes cast at the Meeting. OTHER MATTERS COMING BEFORE THE MEETING The Board knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxies solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy. EXECUTIVE COMPENSATION The following provides information regarding all significant elements of compensation paid, payable, granted, given or otherwise provided by the Corporation to: ● Calvyn Gardner (the Corporation’s Former Co-Chair and Former Co-Chief Executive Officer), Ana Cristina Cabral (the Corporation’s Current Co-Chair and Chief Executive Officer), Felipe Peres (the Corporation’s Former Chief Financial Officer), Rodrigo Menck (the Corporation’s Former Interim Chief Financial Officer), Caio Araújo (the Corporation’s Current Chief Financial Officer), Brian Talbot (the Corporation’s Former Chief Operating Officer) and Rodrigo Roso (the Corporation’s Former Chief Legal Officer) (together, the “Named Executive Officers”), and ● the directors of the Corporation that are not Named Executive Officers. Compensation Discussion and Analysis Introduction The purpose of this compensation discussion and analysis is to describe the significant elements of the Corporation’s executive compensation program, with particular emphasis on the process for determining compensation payable to the Named Executive Officers, and to the directors of the Corporation. While there is no present intention to make any material changes to the executive compensation program described in this section, the Board may review the executive compensation program and, if determined appropriate, may make changes they consider appropriate. Compensation Philosophy and Objectives The executive compensation program is designed to attract and retain qualified and experienced executives who will contribute to the success of the Corporation. The Corporation designed its executive compensation program for senior executive officers to encourage, compensate and reward employees on the basis of individual and corporate performance, and to align the interests of executive officers with the interest of Shareholders. Senior executive officers will be motivated through the program to enhance long-term Shareholder value.

Elements of Compensation

The Board, acting on the recommendation of the Corporate Governance, Nomination and Compensation Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The Corporation relies primarily on discussions between the Corporate Governance, Nomination and Compensation Committee and the Board to determine compensation. The executive compensation program consists of two components: (i) base compensation, and (ii) a long-term compensation component in the form of Awards under the equity incentive plan approved by Shareholders at the annual and special meeting of the Corporation held on June 30, 2023 (the "**Equity Incentive Plan**"). Both components are determined and administered by the Board.

Base Compensation

Base compensation for the senior executive officers is set annually, having regard to the individual's job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions and the Corporation's cash position. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Corporation to compete for and retain executive officers critical to the Corporation's long-term success.

Awards and Other Long-Term Compensation

To provide a long-term component to the executive compensation program, certain executive officers, directors and consultants have been and will be granted Options and/or RSUs under the Equity Incentive Plan. The maximization of shareholder value is encouraged by granting long-term equity incentives in the form of Options and/or RSUs under the Equity Incentive Plan. Consideration is given to distributing long-term equity incentives amongst the various organizational levels including directors, officers and consultants. The Chief Executive Officer makes recommendations for the Chief Financial Officer and other key employees. These recommendations take into account factors such as Awards made in previous years, the number of long- term equity incentives outstanding per individual and the level of responsibility.

Performance Graph

The following table and graph compare the cumulative total shareholder return for CAD$100 invested in Common Shares on December 31, 2017, against the cumulative total shareholder return of the S&P/TSX Venture Composite Index.

	2017	2018	2019	2020	2021	2022	2023
Sigma Lithium Corporation	100.00	205.26	205.26	314.74	1368.42	4008.42	2359
S&P/TSX Venture Composite Index	100.00	65.50	67.89	102.90	110.40	67.03	61.80


Sigma Lithium Corporation
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2024 MANAGEMENT INFORMATION CIRCULAR
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22 2024 MANAGEMENT INFORMATION CIRCULAR As demonstrated above, the market price of the Common Shares outperformed the S&P/TSX Venture Composite Index over the applicable period. The Corporation’s share performance over the applicable period was influenced by the state of lithium markets and prices. The trend in overall compensation paid to the Corporation’s executive officers over the past three years has generally reflected the performance of the market price of the Common Shares or the S&P/TSX Venture Composite Index. The value of long-term incentive compensation in the form of Awards is influenced by the Common Share price performance. Share-Based and Option-Based Awards To provide a long-term component to the executive compensation program, certain executive officers, directors and consultants have been and will be granted Options and/or RSUs under the Equity Incentive Plan. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Corporation. In addition to these assessments, previous grants are considered when the Corporate Governance, Nomination and Compensation Committee and/or the Board analyzes the possibility of new grants to eligible Participants under the Equity Incentive Plan. Subject to adjustment in certain circumstances as discussed below, the Equity Incentive Plan (together with all other security-based compensation plans of the Corporation) authorizes a maximum of 18,120,878 Common Shares (being 18% of the issued and outstanding Common Shares at the time of approval of the Equity Incentive Plan) that are issuable to Participants and that may be subject to Awards. Compensation Governance The Corporate Governance, Nomination and Compensation Committee of the Board reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses and Awards, the review of and recommendations regarding the performance of the Chief Executive Officer and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The current members of the Corporate Governance, Nomination and Compensation Committee are Cesar Chicayban (Chair, independent), Marcelo Paiva (non-independent), and José Lucas Ferreira de Melo (independent). See “Election of Directors – Director Nominees”. Since compensation practices can have unintended risk consequences, the Board reviews its compensation policies to identify any practice that might encourage an employee to expose the Corporation to unacceptable risks. It is not believed that the compensation program encourages excessive or inappropriate risk taking as: (i) employees receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of the stock value, which allows employees to focus on the Corporation’s business; and (ii) the long-term equity incentives encourage a long-term perspective due to the vesting provisions of the Awards. There is no current intention to implement a policy which prohibits any Named Executive Officer or director from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation. A summary of the corporate governance practices of the Corporation can be found under the heading “Corporate Governance Practices”. Summary Compensation Table The following table provides information for the three most recently completed financial years of the Corporation ended December 31, 2023, regarding all compensation paid to or earned by the Named Executive Officers.

All amounts are expressed in Canadian Dollars									
Name and Principal Position	Year	Salary ($)	Share-based awards ($)[1]	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plans	Long-term incentive plans			
Ana Cabral[1][2] Current Co-Chair Chief Executive Officer Director	2023	$447,957	Nil	Nil	Nil	Nil	Nil	$33,792	$481,749
	2022	$288,314	Nil	Nil	Nil	Nil	Nil	$15,777	$304,091
	2021	$215,000	$25,625,000[9] | 5,125,000[10]	Nil	Nil	Nil	Nil	$14,275	$25,854,275
Caio Araújo[3] Current Chief Financial Officer	2023	$175,837	$501,720	Nil	Nil	Nil	Nil	$10,656	$688,213
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Brian Talbot[4] Former Chief Operating Officer	2023	$280,000	Nil	Nil	Nil	Nil	Nil	$4,000	$280,000
	2022	$335,000	$8,714,482	Nil	Nil	Nil	Nil	$2,500	$9,051,982
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Rodrigo Roso[5] Former Chief Legal Officer	2023	$71,119	1,282,250	Nil	Nil	Nil	Nil	Nil	$1,353,369
	2022	$121,919	Nil	Nil	Nil	Nil	Nil	Nil	$121,919
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Calvyn Gardner[1][6] Former Co-Chair Former Co-Chief Executive Officer	2023	$21,967	Nil	Nil	Nil	Nil	Nil	Nil	$21,967
	2022	$296,573	Nil	Nil	Nil	Nil	Nil	$28,983	$325,556
	2021	$112,157	$25,625,000[9][10]	Nil	Nil	Nil	Nil	$22,052	$25,759,209
Felipe Peres[7] Former Chief Financial Officer	2023	$66,511	6,546,400	Nil	Nil	Nil	Nil	$15,008	$6,627,919
	2022	$210,318	Nil	Nil	Nil	Nil	Nil	Nil	$210,318
	2021	$184,720	Nil	Nil	Nil	Nil	Nil	Nil	$184,720
Rodrigo Menck[8] Former Interim Chief Financial Officer	2023	$16,010	Nil	Nil	Nil	Nil	Nil	$9,600	$25,610
	2022	$15,126	N/A	N/A	N/A	N/A	N/A	$1,476	$16,602
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) As previously disclosed in the Corporation's material event dated September 8, 2021, during the financial year ended December 31, 2021, Mr. Gardner and Ms. Cabral each were granted 2,500,000 RSUs conditional on the Corporation's market capitalization incrementally reaching $ 2 billion (and maintaining this market capitalization for a pre-stipulated period of time

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SIGMA LITHIUM

before the vesting). Mr. Gardner exercised 2,500,000 RSUs on November 3, 2022 (when the Corporation's market capitalization reached $3.09 billion). Ms. Cabral exercised 350,000 RSUs on January 26, 2023 (when the Corporation's market capitalization reached $3.24 billion) and 2,150,000 RSUs on February 14, 2023 (when the Corporation's market capitalization reached $3.21 billion).

(2) Ms. Cabral has not sold any of her Common Shares in the Company.

(3) Mr. Araújo was appointed as Chief Financial Officer on August 11, 2023.

(4) Mr. Talbot was appointed as the Chief Operating Officer on July 18, 2022, and ceased to be the Chief Operating Officer on September 29, 2023. On July 25, 2022, Mr. Talbot was granted 1,000,000 RSUs, out of which 400,000 were vested and exercised on July 17, 2023. The remaining 600,000 RSUs were forfeited due to the resignation of Mr. Talbot prior to the achievement of the vesting conditions.

(5) Mr. Roso was appointed as the Chief Legal Officer on May 15, 2022, and ceased to be the Chief Legal Officer on July 28, 2023.

(6) Mr. Gardner ceased to be Co-Chair and Co-Chief Executive Officer on January 20, 2023. Mr. Gardner sold 500,000 Common Shares in January 2023.

(7) Mr. Peres stepped down as Chief Financial Officer on January 20, 2023, although he remained as senior advisor to the Corporation.

(8) Mr. Menck was appointed Interim Chief Financial Officer on January 20, 2023, and ceased to be the Interim Chief Financial Officer on July 28, 2023.

(9) Each of Ana Cabral's and Calvyn Gardner's packages of 2,500,000 RSUs vested in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs - Calvyn Gardner	Number of RSUs - Ana Cabral	Market Conditions Vesting Milestones (*amount expressed in Canadian Dollars*)
i.	500,000	500,000	Increase of market cap to $ 1.3 billion
ii.	500,000	500,000	Increase of market cap to $ 1.55 billion
iii.	500,000	500,000	Increase of market cap to $ 1.8 billion
iv.	1,000,000	1,000,000	Increase of market cap to $ 2 billion
	2,500,000	**2,500,000**	

(10) As previously disclosed in the Corporation's press release dated September 8, 2021 *"if the Company's Board of Directors and shareholders approve the co-CEOs plan to reach Net Zero emissions and they successfully execute it, there will be an ESG bonus as part of the co-CEOs Performance Award tranche of 500,000 RSUs each"*. The remaining 500,000 RSUs were granted in 2021 to Ms. Cabral conditional to successful execution of a net zero carbon target for the Corporation. The Net Zero milestone was confirmed by the Board on August 29, 2023. Ms. Cabral exercised the 500,000 RSUs on December 29, 2023. For vesting to occur, the co-Chief Executive Officers had to maintain their roles when milestones were reached. As Calvyn Gardner was no longer co-Chief Executive Officer in August 2023 when the Corporation reached the milestone of Net Zero, his 500,000 RSUs were cancelled.

Employment Agreements

Each of the Named Executive Officers has entered into a similar form of executive employment agreement with the Corporation (the "**Employment Agreements**"). The Employment Agreements include (among others) provisions for their respective base salaries (C$447,957 to Ms. Cabral and C$351,674 per year for Mr. Araújo).

For the former Co-Chief Executive Officer, Mr. Gardner, the provision for his base salary was C$286,000 per year until January 20, 2023, when he ceased to be Co-Chief Executive Officer.

For the former Chief Financial Officer, Mr. Peres, the provision for his base salary was C$195,000 per year until January 20, 2023, when he stepped down as Chief Financial Officer, although he remained as a senior advisor to the Corporation.

For the former Interim Chief Financial Officer, Mr. Menck, the provision for his base salary was C$393,264 per year until July 28, 2023, when he ceased to be Interim Chief Financial Officer.

For the former Chief Operating Officer, Mr. Talbot, the provision for his base salary was C$420,000 per year until September 29, 2023, when he ceased to be Chief Operating Officer.

For the former Chief Legal Officer, Mr. Roso, the provision for his base salary was C$182,210 per year until July 28, 2023, when he ceased to be as Chief Legal Officer.

The Employment Agreements also contain termination and confidentiality provisions as follows:

Termination - The Corporation may immediately terminate the employment of a Named Executive Officer at any time for "Cause" (as such term is defined in the Employment Agreements) by written notice to the Named Executive Officer. In such case, the Corporation shall not be obligated to make any further payments under except any outstanding base salary, vacation pay, expense reimbursement,

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25 2024 MANAGEMENT INFORMATION CIRCULAR or benefits pursuant to the Employment Agreement owing up to the date of termination. The Corporation may terminate the employment of the Named Executive Officer at any time without Cause. In such case, the Corporation shall only be required to pay or provide to the Named Executive Officer any outstanding base salary, vacation pay, expense reimbursement, or benefits pursuant to the Employment Agreement owing up to the date of termination, plus any other minimum statutory entitlements owed up to the date of termination. If the employment of the Named Executive Officer is terminated, the Named Executive Officer’s employment with the Corporation shall cease and the Corporation shall not be obligated to make any payments to the Named Executive Officer, other than as expressly provided for in the Employment Agreement. Confidentiality - Each Named Executive Officers provided a covenant and agreed not to disclose any confidential information to any person, other than to the directors, officers, employees, or service providers of the Corporation, that have a need to know such information, nor shall a Named Executive Officer use or exploit, directly or indirectly, such information for any purpose other than for the purposes of the Corporation, nor disclose or use for any purpose, other than for those of the Corporation, the private affairs of the Corporation, or any other information which such person may acquire during employment with the Corporation, with respect to the business and affairs of the Corporation. Notwithstanding the foregoing, this restriction shall not apply to information (i) that the Corporation has given the Named Executive Officer written consent to disclose; (ii) which becomes public knowledge without breach of the Employment Agreement; or (iii) the disclosure of which is required by law or pursuant to a subpoena or order issued by a court, arbitrator or governmental body, agency or official, provided that the Named Executive Officer complies with the terms of the Employment Agreement. Incentive Plan Awards Outstanding Share-Based and Option-Based Awards The following table provides a summary of all share-based and option-based awards held by each of the Named Executive Officers outstanding as of December 31, 2023. Name Option-Based Awards Share-Based Awards Number of securities underlying unexercised stock options (#) Option exercise price (CAD$) Option expiration date Value of unexercised in-the-money stock options (CAD$) Number of shares or units of shares that have not vested (#) Market or payout value of share-based awards that have not vested ($) Market or payout value of vested share-based awards not paid out or distributed ($) Ana Cabral(1) Co-Chair Chief Executive Officer Director Nil Nil Nil Nil Nil Nil Nil Caio Araújo(2) Current Chief Financial Officer Nil Nil Nil Nil 12,000 501,720 Nil Brian Talbot(3) Former Chief Operating Officer Nil Nil Nil Nil Nil Nil Nil Rodrigo Roso(4) Former Chief Legal Officer Nil Nil Nil Nil Nil Nil Nil Calvyn Gardner(1)(5) Former Co-Chair Former Co-Chief Executive Officer Nil Nil Nil Nil Nil Nil Nil Felipe Peres(6) Former Chief Financial Officer Nil Nil Nil Nil 125,000 4,751,250 1,795,150

Rodrigo Menck[7] Former Interim Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1) During the financial year ended December 31, 2021, Calvyn Gardner and Ana Cabral each were granted 3,000,000 RSUs. Mr. Gardner exercised 2,500,000 RSUs on November 3, 2022. Mr. Gardner sold 500,000 Common Shares in January 2023. Ms. Cabral exercised 350,000 RSUs on January 26, 2023, and 2,150,000 RSUs on February 14, 2023. The remaining 500,000 RSUs granted to Ms. Cabral vested upon the successful execution of a plan to achieve a net zero carbon target, as confirmed by the Board on August 29, 2023, and Ms. Cabral exercised the 500,000 RSUs on December 29, 2023. See "*Election of Directors – Director Nominees*" for information relating to such grants and exercises.
(2) Mr. Araújo was appointed as Chief Financial Officer on August 11, 2023.
(3) Mr. Talbot was appointed as the Chief Operating Officer on July 18, 2022, and ceased to be Chief Operating Officer on September 29, 2023.
(4) Mr. Roso was appointed as the Chief Legal Officer on May 15, 2022, and ceased to be Chief Legal Officer on July 28, 2023.
(5) Mr. Gardner ceased to be Co-Chair and Co-Chief Executive Officer on January 20, 2023.
(6) Mr. Peres stepped down as Chief Financial Officer on January 20, 2023, although he remained as senior advisor to the Corporation.
(7) Mr. Menck was appointed Interim Chief Financial Officer on January 20, 2023, and ceased to be the Interim Chief Financial Officer on July 28, 2023.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides a summary of value vested during the financial year of the Corporation ended December 31, 2023 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the Named Executive Officers.

Name	Option-based awards – value vested during the year (CAD$)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Ana Cabral[1]	Nil	5,125,000[1]	Nil
Caio Araújo[2]	Nil	501,720	Nil
Brian Talbot[3]	Nil	3,076,420	Nil
Rodrigo Roso[4]	Nil	1,282,250	Nil
Calvyn Gardner[1][5]	Nil	Nil	Nil
Felipe Peres[6]	Nil	1,795,150	Nil
Rodrigo Menck[7]	Nil	Nil	Nil

Notes:
(1) During the financial year ended December 31, 2021, Ana Cabral was granted 3,000,000 RSUs. Ms. Cabral exercised 350,000 RSUs on January 26, 2023, and 2,150,000 RSUs on February 14, 2023. The remaining 500,000 RSUs granted to Ms. Cabral vested upon the successful execution of a plan to achieve a net zero carbon target, as confirmed by the Board on August 29, 2023, and Ms. Cabral exercised the 500,000 RSUs on December 29, 2023. See "*Election of Directors – Director Nominees*" for information relating to such grants and exercises.
(2) Mr. Araújo was appointed as Chief Financial Officer on August 11, 2023.
(3) Mr. Talbot was appointed as the Chief Operating Officer on July 18, 2022, and ceased to be the Chief Operating Officer on September 29, 2023. Mr. Talbot was granted 1,000,000 RSUs, out of which 400,000 were vested and exercised on July 17, 2023. The remaining 600,000 RSUs were forfeited due to the resignation of Mr. Talbot prior to the achievement of the vesting conditions.
(4) Mr. Roso was appointed as the Chief Legal Officer on May 15, 2022, and ceased to be the Chief Legal Officer on July 28, 2023.
(5) Mr. Gardner ceased to be Co-Chair and Co-Chief Executive Officer on January 20, 2023.
(6) Mr. Peres stepped down as Chief Financial Officer on January 20, 2023, although he remained as senior advisor to the Corporation.
(7) Mr. Menck was appointed Interim Chief Financial Officer on January 20, 2023, and ceased to be Interim Chief Financial Officer on July 28, 2023.

Director Compensation

Director Compensation Table

The following table provides information for the most recently completed financial year of the Corporation ended December 31, 2023, regarding all compensation paid to the non-executive directors of the Corporation:

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Name	Fees Earned ($)	Share-based awards ($)[(1)(5)]	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gary Litwack (Former Director)[(2)]	Nil	5,273,551	Nil	Nil	Nil	Nil	5,273,551
Frederico Marques (Former Director)[(3)]	Nil	4,504,201	Nil	Nil	Nil	Nil	4,504,201
Dana M. Perlman (Former Director)[(4)]	$107,836	5,256,180	Nil	Nil	Nil	Nil	5,364,016
Marcelo Paiva (Co-Chair)	$60,000	5,964,901	Nil	Nil	Nil	Nil	6,024,901
Bechara S. Azar[(5)]	$60,000	1,530,000	Nil	Nil	Nil	Nil	1,590,000
Cesar Chicayban[(5)]	$60,000	1,800,000	Nil	Nil	Nil	Nil	1,860,000
José Lucas Ferreira de Melo[(5)]	$60,000	1,732,500	Nil	Nil	Nil	Nil	1,792,500
Alexandre Rodrigues[(5)] Cabral	$60,000	1,530,000	Nil	Nil	Nil	Nil	1,590,000

Notes:

(1) During the financial year ended December 31, 2023, 374,925 RSUs were vested by non-executive directors, as detailed below: (i) Mr. Litwack vested 105,000 RSUs; (ii) Mr. Marques vested 90,000 RSUs; (iii) Ms. Perlman vested 104,925 RSUs and (iv) Mr. Paiva vested 75,000 RSUs.

(2) Mr. Litwack ceased being a director of the Corporation on June 30, 2023.

(3) Mr. Marques ceased being a director of the Corporation on June 30, 2023.

(4) Ms. Perlman ceased being a director of the Corporation on June 30, 2023.

(5) Each independent director of the board (namely Jose Lucas Melo, Cesar Chicayban, Bechara Azar, and Alexandre Cabral) was granted 15,000 RSUs connected to the occurrence of a Change in Control, as such term is defined in the Equity Incentive Plan, during the director's tenure from July 1st, 2023, until the Meeting. If such Change in Control does not occur during this period, the RSUs will be cancelled on the day immediately after the last day of the tenure

Outstanding Share-Based and Option-Based Awards

The following table provides a summary of all share-based and option-based awards effectively granted to each of the non-executive directors of the Corporation outstanding as of December 31, 2023.

Name	Option-Based Awards				Share-Based Awards[(1)(5)]		
	Number of securities underlying unexercised stock options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money stock options (CAD$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Gary Litwack (Former Director)[(1)]	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Frederico Marques (Former Director)[(2)]	Nil	Nil	Nil	Nil	Nil	Nil	14,612,045
Dana M. Perlman (Former Director)[(3)]	Nil	Nil	Nil	Nil	Nil	Nil	5,256,180
Marcelo Paiva (Co-Chair)	Nil	Nil	Nil	Nil	50,000	2,422,300	1,555,026
Bechara S. Azar	Nil	Nil	Nil	Nil	34,000[(4)]	1,530,000	Nil
Cesar Chicayban	Nil	Nil	Nil	Nil	40,000[(4)]	1,800,000	Nil

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José Lucas Ferreira de Melo	Nil	Nil	Nil	Nil	38,500[4]	1,732,500	Nil
Alexandre Rodrigues Cabral	Nil	Nil	Nil	Nil	34,000[4]	1,530,000	Nil

Notes:
[1] Mr. Litwack ceased being a director of the Corporation on June 30, 2023.
[2] Mr. Marques ceased being a director of the Corporation on June 30, 2023.
[3] Ms. Perlman ceased being a director of the Corporation on June 30, 2023.
[4] Each independent director of the board (namely Jose Lucas Melo, Cesar Chicayban, Bechara Azar, and Alexandre Cabral) was granted 15,000 RSUs connected to the occurrence of a Change in Control, as such term is defined in the Equity Incentive Plan, during the director's tenure from July 1st, 2023, until the Meeting. If such Change in Control does not occur during this period, the RSUs will be cancelled on the day immediately after the last day of the tenure.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as of December 31, 2023, being the Equity Incentive Plan. The Equity Incentive Plan was the only equity compensation plan of the Corporation as of December 31, 2023. See also "*Summary of Equity Incentive Plan*".

Plan Category	Number of securities to be issued upon exercise of outstanding Awards	Weighted average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,463,660[1]	20.58	2,683,890[2]
Total	1,463,660[1]	20.58	2,683,890[2]

Notes:
[1] Calculated based upon 1,363,660 RSUs and 100,000 Options being issued and outstanding as at December 31, 2023.
[2] The maximum number of Common Shares that are issuable to Participants that may be subject to Awards under the Equity Incentive Plan is 18,120,878 (being 18% of the issued and outstanding Common Shares at the time of establishing the Equity Incentive Plan).

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at the date hereof, being the Equity Incentive Plan. See also "*Summary of Equity Incentive Plan*".

Plan Category	Number of securities to be issued upon exercise of outstanding Awards	Weighted average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	874,168.67 [1]	20.58	2,831,290 [2]
Total	874,168.67 [1]	20.58	2,831,290 [2]

Notes:
[1] Calculated based upon 774,168.67 RSUs and 100,000 Options being issued and outstanding as at the date hereof.
[2] The maximum number of Common Shares that are issuable to Participants that may be subject to Awards under the Equity Incentive Plan and all other security-based compensation plans of the Corporation is 18,120,878 (being 18% of the issued and outstanding Common Shares at the time of establishing the Equity Incentive Plan).

Summary of Equity Incentive Plan

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29 2024 MANAGEMENT INFORMATION CIRCULAR The Equity Incentive Plan is available to bona fide (i) directors of the Corporation, (ii) officers, consultants and employees of the Corporation and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof (each, a “Participant”), all as selected by the Board or a committee appointed by the Board to administer the Equity Incentive Plan (the “Plan Administrators”). The objective of the Equity Incentive Plan is to encourage increased long term equity participation in the Corporation by Participants. The Equity Incentive Plan is intended to facilitate long term ownership of Common Shares by Participants and to provide Participants with additional incentives by increasing their interest, as owners, in the Corporation. As well, it is believed that the Equity Incentive Plan will encourage Participants to remain with the Corporation, and will also attract new employees to the Corporation. Awards Awards granted under the Equity Incentive Plan may consist of options to acquire Common Shares (“Options”) and restricted share units (“RSUs”, and together with Options, “Awards”). Each Award will be subject to the terms and conditions set forth in the Equity Incentive Plan and to those other terms and conditions specified by the Plan Administrators and memorialized in a written award agreement. Previous grants of Awards will be taken into account as part of the process when considering new grants, as well as the performance of the Corporation and its subsidiaries and the individual performance of the Participant in question. Shares Subject to the Incentive Plan; Outstanding Awards Subject to adjustment in certain circumstances as discussed below, the Equity Incentive Plan (together with all other security-based compensation plans of the Corporation) authorizes a maximum of 18,120,878 Common Shares (being 18% of the issued and outstanding Common Shares at the time of approval of the Equity Incentive Plan) that are issuable to Participants and that may be subject to Awards. The maximum number of Common Shares under all combined security-based compensation plans of the Corporation will not change. Unless the Corporation has obtained the necessary approvals required by the TSXV, within any one year period, no Participant may be the grantee of Awards with respect to more than 5% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained. In addition, (i) the number of Shares issuable to Insiders (as a group), at any time, pursuant to the Plan and any other Security Based Compensation Plan adopted by the Corporation, cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (ii) the number of Shares issued to Insiders (as a group), within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 10% of the then issued and outstanding Shares, unless disinterested shareholder approval is obtained; (iii) the number of Shares issued to any one Service Provider, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; (iv) the number of Shares issued to all Participants retained to provide Investor Relations Activities (as defined in the policies of the TSXV) to the Corporation, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares; and (v) the number of Shares issued to any one Consultant, within any one year period, under the Plan and any other Security Based Compensation Plan adopted by the Corporation cannot exceed 2% of the then issued and outstanding Shares. Participants retained to provide Investor Relations Activities shall only be eligible to be granted Awards in the form of Options. If, and to the extent, Awards granted under the Equity Incentive Plan expire, terminate, are cancelled, or are forfeited for any reason without having been exercised in full, the Common Shares associated with those Awards will again become available for grant under the Equity Incentive Plan. In the event of any recapitalization, reorganization, arrangement, amalgamation, split or combination, distribution or other similar event or transaction, or any other change in the capital of the Corporation affecting the Common Shares, substitutions or adjustments will be made by the Plan Administrators in their discretion to: (i) the aggregate number, class and/or issuer of the securities reserved for issuance under the Equity Incentive Plan (including, but not limited to, with respect to the aggregate number of

30 2024 MANAGEMENT INFORMATION CIRCULAR Awards any one Participant may be granted during any period); (ii) the number, class and/or issuer of securities subject to outstanding Awards; and (iii) the exercise price of outstanding Awards, in each case in a manner that reflects equitably the effects of such event or transaction. Administration The Equity Incentive Plan is administered and interpreted by the Plan Administrators. The Plan Administrators have full authority to grant Awards under the Equity Incentive Plan and determine the terms of such Awards, including the persons to whom Awards are to be granted, the type and number of Awards to be granted and the number of Common Shares to be covered by each Award. The Plan Administrators also have full authority to specify the time(s) at which Awards will be exercisable or settled. Eligibility Directors, officers and employees of the Corporation and its subsidiaries and designated service providers who spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary thereof are eligible to participate in the Incentive Plan. Options The Equity Incentive Plan provides that the Plan Administrators may grant Options. Any Options granted under the Equity Incentive Plan will have a maximum term of ten years and will be exercisable at a price not less than the Fair Market Value of a Common Share. “Fair Market Value” for purposes of the Equity Incentive Plan means, as of any date: (i) if the Common Shares are not then publicly traded, the fair market value of a Common Share on the day immediately preceding such date, as determined by the Plan Administrators in their sole and absolute discretion; or (ii) if the Common Shares are publicly traded, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date on the TSXV or the principal securities exchange on which the majority of the trading in the Common Shares occurs (provided that if such volume weighted average trading price is less than the Discounted Market Price (as such term is defined in the policies of the TSXV) as of such date, the Fair Market Value shall be the Discounted Market Price as of such date)) or, if the Common Shares are not then listed and posted for trading on the TSXV or any securities exchange, but are traded in the over-the-counter market, the volume weighted average trading price of the Common Shares for the ten trading days immediately preceding such date; provided that if there has not been at least five trading days in such period in which Common Shares have traded then for purposes of item (ii) the simple average of the mid points between the bid and ask prices for such ten trading days for trading days in which there have been no trades and the volume weighted average trading prices for trading days in which there have been trades are to be used. Initially, Options will vest, subject to the right of the Plan Administrators to determine at the time of grant that a particular Option will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular Option will be exercisable in whole or in part on an earlier date for any reason: (i) on and after the first anniversary of the date of grant, as to 20% of such Options; (ii) on and after the second anniversary of the date of grant, as to a further 20% of such Options; (iii) on and after the third anniversary of the date of grant, as to a further 20% of such Options; (iv) on and after the fourth anniversary of the date of grant, as to a further 20% of such Options; and (v) on and after the fifth anniversary of the date of grant, as to the remaining 20% of such Options. In addition, vesting of Options may be subject to performance tests at the discretion of the Plan Administrators. The vesting terms set out in the Equity Incentive Plan will supersede any other vesting terms previously proposed by the Corporation. Notwithstanding the foregoing, the Equity Incentive Plan provides that in the event that the term of an Option expires during a “blackout period” imposed by the Corporation, the Option will expire on the date (the “Blackout Expiration Date”) that is ten business days following the end of the blackout period. The Blackout Expiration Date will not be subject to the discretion of the Plan Administrators. Restricted Share Units The Equity Incentive Plan provides that the Plan Administrators may grant Awards of RSUs. An RSU is a contractual promise to issue Common Shares and/or cash in an amount equal to the Fair Market

31 2024 MANAGEMENT INFORMATION CIRCULAR Value of the Common Shares subject to the Award, at a specified future date. Each RSU will initially have a value equal to the Fair Market Value of a Common Share when the subject Award is made. Each RSU will represent the right to receive from the Corporation, after fulfillment of any applicable conditions, a distribution from the Corporation of either (i) one Common Share, or (ii) an amount in cash equal to the Fair Market Value of one Common Share on the date of distribution. Any RSUs under the Equity Incentive Plan will have a maximum term of ten years. Initially, RSUs will vest on and after the third anniversary of the date of grant, subject to the right of the Plan Administrators to determine at the time of grant that a particular RSU will be exercisable in whole or in part on a different date and to determine at any time after the time of grant that a particular RSU will be exercisable in whole or in part on an earlier date for any reason. In addition, vesting of RSUs may be subject to performance tests at the discretion of the Plan Administrators. An Award of RSUs may be settled in Common Shares, cash, or in any combination of Common Shares and cash, at the sole discretion of the Plan Administrators when the subject Award is made. Participants retained to provide Investor Relations Activities shall not be eligible to be granted RSUs. Effects of Termination of Service Unless otherwise permitted by the Board: Death: If a Participant’s service terminates by reason of death, any Option or RSU held by such Participant will be immediately fully vested and exercisable and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of death. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant’s estate entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course. Retirement: In the event of the retirement of a Participant from employment, any Option or RSU held by such Participant will thereafter continue to vest and become exercisable in accordance with its terms and will only be exercisable for a period ending on the earlier of the applicable expiry date and 12 months following the date of retirement (or 30 days after the date such Participant ceases to be retired and is employed by a competitor of the Corporation). Resignation/Natural Termination: In the event of the resignation of a Participant, or a Participant’s contract as a Service Provider (as defined in the Equity Incentive Plan) terminates at its normal termination date, any unvested Option or RSU held by such Participant will expire and terminate on the date of resignation or the normal termination date in the case of a Service Provider, as applicable, and any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and 30 days following the date of resignation or the normal termination date, as applicable. Disability: If a Participant’s service terminates by reason of disability, any Option or RSU held by such Participant may thereafter be exercised by the Participant to the extent it was exercisable at the time of termination, for a period ending on the earlier of the applicable expiry date and 12 months following the date of termination by reason of disability. In addition, exercisability of any Option or RSU which becomes vested as a result of the early vesting described in the preceding sentence will be conditional upon the Participant or the Participant’s legal representative, as applicable, entering into an arrangement under which the Common Shares issued upon exercise of such Option or RSU, as applicable, may not be sold prior to the date on which the corresponding Option or RSU, as the case may be, would otherwise have vested in the ordinary course. Termination Without Cause: If a Participant’s service as an employee is terminated without cause (as defined in the Equity Incentive Plan), or a Participant’s contract as a Service Provider is terminated before its normal termination date without cause: (a) any vested Option or RSU will only remain exercisable for a period ending on the earlier of the applicable expiry date and six months following the date of termination; (b) such number of unvested RSUs held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination:

32 2024 MANAGEMENT INFORMATION CIRCULAR Number of unvested Restricted Share Units accelerated = Number of Restricted Share Units that would vest on the next vesting date following the date of termination x Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the date of termination Number of months from the last vesting date (or, if the next vesting date is the first vesting date, from the date of grant of the RSUs) to the next vesting date (c) such number of unvested Options held by such Participant as determined by the formula below will be immediately fully vested and exercisable and will only be exercisable by the Participant for a period ending on the earlier of the applicable expiry date and six months following the date of termination: Number of unvested Options accelerated = Total number of unvested Options x Number of months from the date of grant of the Options to the date of termination Number of months from the date of grant of the Options to the latest vesting date of the Options Termination With Cause: If a Participant’s service is terminated for cause, or a Participant’s contract as a Service Provider is terminated before its normal termination date for cause: (i) any Option or RSU held by the Participant, whether vested or unvested, will immediately and automatically expire as of the date of such termination, and (ii) any Common Shares for which the Corporation has not yet delivered share certificates will be immediately and automatically forfeited and, in the case of Options, the Corporation will refund to the Participant the exercise price paid for such Common Shares, if any. Ceasing to Hold Office: In the event that a Participant who is not an employee or Service Provider ceases to hold office as a director: (i) if it was the Participant’s decision to cease to hold office, the provisions above related to resignation will apply; and (ii) otherwise, the provisions above related to termination without cause will apply. Assignability Except as may otherwise be specifically determined by the Plan Administrators with respect to a particular Award, Awards will not be assignable or transferrable by a Participant, other than by will or by the laws of descent or distribution. Amendment and Termination of the Equity Incentive Plan The Plan Administrators have the ability, in their sole discretion, to amend, suspend or terminate the Equity Incentive Plan; provided that no such amendment, suspension, or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or materially prejudice the rights of any holder under any Award. The Plan Administrators do not have the ability, without approval of the Shareholders, to make amendments to the Equity Incentive Plan for any of the following purposes: (a) to increase the maximum number of Common Shares that may be issued; (b) to reduce the exercise price of Options to less than the Fair Market Value; (c) to reduce the exercise price or extend the term of Options for the benefit of an insider of the Corporation (which shall require disinterested shareholder approval); (d) to extend the expiry date of Awards for the benefit of any Participant (including insiders of the Corporation); (e) to increase the maximum number of Common Shares issuable to insiders of the Corporation; or (f) to amend the amending provisions of the Equity Incentive Plan. The Plan Administrators have the ability to, in accordance with the Equity Incentive Plan and subject to the receipt of any required regulatory approval, where required, in their sole discretion, make amendments to the Equity Incentive Plan including, but not limited to: (a) amendments of a technical, clerical, or “housekeeping” nature, or to clarify any provision; (b) termination of the Equity Incentive Plan;

33 2024 MANAGEMENT INFORMATION CIRCULAR (c) amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; (d) amendments in respect of the vesting provisions of any Awards; and (e) amendments to the termination provisions of Awards granted under the Equity Incentive Plan that do not entail an extension beyond the original expiry date. Change of Control Upon or in anticipation of any change of control of the Corporation, the Plan Administrators have the ability, in their sole and absolute discretion and without the need for the consent of any Participant, to cancel any Award in exchange for a substitute award of a successor entity, cause all outstanding Options and Restricted Share Units to become vested and immediately exercisable upon completion of the Change in Control and cause all outstanding Options and Restricted Share Units to become vested and exercisable solely for the conditional purpose of tendering such Options (or the Shares issuable thereunder) or such Restricted Share Units to the Change in Control transaction. Substitute awards must have no less economic value, nor more stringent performance conditions, and similar vesting schedules as existing Awards. Notwithstanding the foregoing, any vested Options or RSUs will continue to be exercisable until the occurrence of the change of control. A change of control for purposes of the Equity Incentive Plan means the occurrence of any of the following, in one transaction or a series of related transactions: (a) any person acquires beneficial ownership, directly or indirectly, of securities of the Corporation representing more than 50% of the voting power of the Corporation’s then outstanding voting shares for the election of directors; (b) a consolidation, securities exchange, reorganization, arrangement or amalgamation of the Corporation resulting in its shareholders immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event; (c) the sale or other disposition of all or substantially all the assets of the Corporation; (d) a liquidation or dissolution of the Corporation; or (e) any similar event deemed by the Plan Administrators to constitute a change of control for the purposes of the Equity Incentive Plan. INDEBTEDNESS OF DIRECTORS AND OFFICERS No director or executive officer of the Corporation, nor any of their associates or affiliates, nor any employee of the Corporation is or has been indebted to the Corporation since the beginning of the most recently completed fiscal year of the Corporation, nor is, or at any time since the beginning of the most recently completed fiscal year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS Other than as disclosed in this Circular or in the Corporation’s Management Discussion and Analysis for the year ended December 31, 2023, a copy of which has been filed on the SEDAR+ and is available under the Corporation’s profile at www.sedarplus.ca, there are no material interests, direct or indirect, of directors, executive officers of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction since the commencement of the Corporation’s most recently completed financial year. INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON Management of the Corporation is not aware of any material interest of any director or nominee for director or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

34 2024 MANAGEMENT INFORMATION CIRCULAR INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON Other than as disclosed in this Circular, management of the Corporation is not aware of any material interest of any director or nominee for director or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting. CORPORATE GOVERNANCE PRACTICES In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58- 101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), issuers are to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Corporation is also subject to National Instrument 52-110 Audit Committees (“NI 52-110”), which has been adopted in each of the Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The Board is responsible for the governance of the Corporation. The Board and the Corporation’s management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Below is a discussion of the Corporation’s approach to corporate governance. Board of Directors The Board is currently composed of six directors, being Ana Cabral (Co-Chair), Marcelo Paiva (Co-Chair), Bechara S. Azar, Cesar Chicayban, José Lucas Ferreira de Melo, and Alexandre Rodrigues Cabral. Four directors, being Bechara S. Azar, Cesar Chicayban, José Lucas Ferreira de Melo, and Alexandre Rodrigues Cabral are independent for the purposes of NI 58-101. Ana Cabral (as Chief Executive Officer) is not independent. Marcelo Paiva is not independent as a result of him being portfolio manager of A10 FIA (which owns more than 10% of the outstanding Common Shares) and a Managing Partner of A10 Investimentos. None of the directors participate in other reporting issuers. The Board exercises its independent supervision over the Corporation’s management through a combination of formal meetings of the Board as well as informal discussions amongst the Board members. The independent directors also hold scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters arise at Board meetings which require decision making and evaluation that is independent of management and interested directors, the meeting breaks into an in-camera session among the independent and disinterested directors. The attendance record of each director for all Board and Committee meetings held during the fiscal year ended December 31, 2023, while the relevant director was on the Board is as follows: Director Board Meetings Ana Cabral (Co-Chair) 13 of 16 Marcelo Paiva (Co-Chair) 16 of 16 Bechara S. Azar 9 of 16 (1) Cesar Chicayban 9 of 16 (1) José Lucas Ferreira de Melo 9 of 16 (1) Alexandre Rodrigues Cabral 9 of 16 (1) Note: (1) Mr. Azar, Mr. Chicayban, Mr. Melo, and Mr. Rodrigues Cabral began their mandates as directors of the Corporation on July 1st, 2023. Board Mandate The Board is responsible for the overall stewardship of the Corporation and dealing with issues which are pivotal to determining the Corporation’s strategy and direction. The Board has established a written mandate, which is attached hereto as Schedule “B”.

35 2024 MANAGEMENT INFORMATION CIRCULAR Position Descriptions The Board has established position descriptions for the Chair of the Board and Chief Executive Officer positions. The Chair of the Board shall: (a) be satisfied that the Board is alert to its obligations to the Corporation; (b) determine the dates and locations of meetings of the Board and of the Shareholders; (c) set agendas for Board meetings; (d) be satisfied that the Board receives adequate and regular updates from senior management on all issues important to the welfare and future of the Corporation and its subsidiaries; (e) except as otherwise authorized by the by-laws, chair all meetings of the Board and of the Shareholders and ensure that all business required to come before such meetings is brought before the respective meeting, discussed and brought to resolution, as required; (f) maintain a liaison and communication with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimize the effectiveness of the Board and its committees; (g) provide the Board with leadership to assist with effectively carrying out its duties and responsibilities; and (h) be satisfied that information requested by members of the Board or committees of the Board is provided and meets their needs. The Chief Executive Officer shall, among other things: (a) provide leadership and vision for the Corporation; (b) provide general supervision and management of the day-to-day affairs of the Corporation; (c) manage relationships with the Corporation’s stakeholders, subject to compliance with the Corporation’s corporate disclosure policy; (d) ensure appropriate policies and procedures of the Corporation are developed, maintained and disclosed; (e) ensure that the Corporation has complied with all regulatory requirements for the Corporation’s financial information, reporting, disclosure requirements and internal controls over financial reporting; and (f) identify the principal risks of the Corporation’s business and implement appropriate systems to manage these risks. The Board has not developed a position description for the Corporate Governance, Nomination and Compensation Committee, the Technical Committee, or the Environmental Sustainability and Social Impact Committee (the “ESG Committee”). Orientation and Continuing Education While the Corporation does not have a formal orientation and training program, new members of the Board are provided with: (a) a copy of the policies and mandates of the Board and its committees and copies of the Corporation’s corporate governance policies, which provides information respecting the functioning of the Board. (b) access to recent, publicly filed documents of the Corporation. (c) access to management; and (d) access to legal counsel in the event of any questions relating to the Corporation’s compliance and other obligations. Members of the Board are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Corporation, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Corporation’s operations. Board members have full access to the Corporation’s records. Ethical Business Conduct In establishing its corporate governance practices, the Board has been guided by applicable Canadian securities legislation and the guidelines of the TSXV for effective corporate governance, including NP 58-201. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interests of its Shareholders, but that it also promotes effective decision making at the Board level. The Corporation has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Corporation and its subsidiaries. A copy of the Code of Business Conduct and Ethics may be found on SEDAR+ at www.sedarplus.ca. The Board monitors compliance with the Code of Business Conduct and Ethics in accordance with the written procedures therein.

36 2024 MANAGEMENT INFORMATION CIRCULAR It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Corporation promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. In addition to the Code of Business Conduct and Ethics, the Corporation has adopted a Whistleblower Policy. Nomination of Directors and Compensation The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates. In identifying potential candidates, the Board considers a number of factors, including, what competencies and skills the Board, as a whole, should possess, the appropriate size of the Board in order to facilitate effective decision making and the performance of individual directors. The Corporate Governance, Nomination and Compensation Committee of the Board reviews and makes recommendations to the Board concerning the nomination of directors of the Corporation and assesses directors on an ongoing basis. For the period ended on December 31, 2023, the Corporate Governance, Nomination and Compensation Committee of the Board consisted of Cesar Chicayban, Marcelo Paiva, and José Lucas Ferreira de Melo. A majority of the members of the Corporate Governance, Nomination and Compensation Committee are independent. The Corporate Governance, Nomination and Compensation Committee of the Board reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses and Awards, the review of and recommendations regarding the performance of the Chief Executive Officer and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. Board Committees The Board has established the following committees(1): Audit Committee José Lucas Ferreira de Melo (Chair) Cesar Chicayban Bechara S. Azar Corporate Governance, Nomination and Compensation Committee Cesar Chicayban (Chair) Marcelo Paiva José Lucas Ferreira de Melo Technical Committee Ana Cristina Cabral (Co-Chair) Vincente Lobo (Co-Chair) Marcelo Paiva Bechara S. Azar Cesar CHicayban ESG Committee Alexandre Rodrigues Cabral (Chair) Maria Jose Salum (Advisor) Ana Cristina Cabral Cesar Chicayban Note: (1) The composition of the committees is shown as at the date hereof. Audit Committee For a description of the Audit Committee, see “Audit Committee” herein. Corporate Governance, Nomination and Compensation Committee The Corporate Governance, Nomination and Compensation Committee reviews and makes recommendations to the Board concerning the compensation of the Corporation’s directors, officers and employees, which includes the review of the Corporation’s executive compensation and other human resource philosophies and policies, the review and administration of the Corporation’s bonuses, stock options and any share purchase plan, the review of and recommendations regarding the

37 2024 MANAGEMENT INFORMATION CIRCULAR performance of the Chief Executive Officer and preparing and submitting a report for inclusion in annual continuous disclosure documents as required. The Corporate Governance, Nomination and Compensation Committee is responsible for recommending to the Board new director nominees and for assessing current directors on an ongoing basis. The Corporate Governance, Nomination and Compensation Committee is also responsible for reviewing Corporation’s response to and implementation of the guidelines set forth from time to time by any applicable regulatory authorities. Technical Committee The Technical Committee is responsible for overseeing all of the technical aspects of the Corporation’s mineral properties, including material exploration, development, permitting, and mining operations. ESG Committee The ESG Committee advises and supports the Chief Executive Officer in determining and implementing the Corporation’s wide range environmental and social sustainability initiatives, based on the selected sustainable development goals for each of the two aspects of ESG: “E” environmental and “S” social. The key initiatives of the ESG Committee are: (i) establishing the Investment Agency which encompasses the coordination of the social programs of the Corporation; and (ii) overseeing strategy and coordinating with the Technical Committee to drive the Corporation to its ambitious net zero 2024 targets (measured as emissions minus carbon credits), within this Decade of Action and 26 years ahead of United Nations’ 2050 targets. Assessments The Board is responsible to assess, on an ongoing basis, its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board’s execution of its responsibilities. The review will identify any areas where the directors of the Corporation or management believe that the Board could make a better collective contribution to overseeing the affairs of the Corporation. The Board is also responsible for regularly assessing the effectiveness and contribution of each director, having regard to the competencies and skills each director is expected to bring to the Board. Term Limits The Corporation has not instituted director term limits. The Corporation believes that in taking into account the nature and size of the Board and the Corporation, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Corporation. In lieu of imposing term limits, the Corporation regularly monitors director performance through annual evaluations and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. On a regular basis, the Corporation analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Corporation has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board. Designated Group Representation in Management and on the Board The Corporation extends opportunities to all internal personnel and outside candidates, without distinction as to gender, race, colour, religion, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship, disability, or any other basis and strives for diversity of experience, perspective and education. The Corporation encourages representation of “designated groups” (being women, Indigenous peoples (First Nations, Inuit and Métis), persons with disabilities, and members of visible minorities) on the Board and in executive officer positions. Although the Corporation currently does not yet have a written policy relating to designated group representation, the Corporation has considered the level of designated group representation in its executive officer positions and on the Board in previous nominations. For the period ended on July 9, 2024, the Corporation had six Board members, one of whom is a woman (16.7% in percentage terms), and two executive officers, one of whom is a woman (50% in percentage terms), being the Co-Chair and Chief Executive Officer of the Corporation. The directors nominees are a total of five, two of whom is a woman or from the LGBTQ community (40% in percentage terms). The Corporation’s focus has always been, and will continue to be, working to attract the highest quality

38 2024 MANAGEMENT INFORMATION CIRCULAR executive officers and Board candidates with special focus on the skills, experience, character and behavioural qualities of each candidate. AUDIT COMMITTEE The purpose of the Corporation’s Audit Committee is to provide assistance to the Board in fulfilling its legal fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the Audit Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Corporation. Pursuant to NI 52-110, the Corporation is required to disclose certain information with respect to its Audit Committee. Such information can be found under the heading “Audit Committee Information” in the most recent annual information form of the Corporation dated April 30, 2024, as filed by the Corporation on SEDAR+ at www.sedarplus.ca. ADDITIONAL INFORMATION Financial information of the Corporation is provided in the Corporation’s financial statements, management’s discussion and analysis, and annual information form for its most recently completed financial year. A copy of these documents may be obtained by contacting the Corporation’s Chief Financial Officer at Suite 2200, HSBC Building, 885 West Georgia St. Vancouver, BC V6C 3E8 Canada. Copies of these documents as well as additional information relating to the Corporation contained in documents filed by the Corporation with the Canadian securities regulatory authorities may also be accessed through the SEDAR+ website at www.sedarplus.ca.

A – 1 SCHEDULE “A” Amendment to the By-Laws of the Corporation SIGMA LITHIUM CORPORATION AMENDMENT TO THE BY-LAWS OF THE CORPORATION AMENDING BY-LAW 2024-1 A by-law amending By-law No. 1 and By-law No. 2 with respect to the signing authority and the execution of documents of SIGMA LITHIUM CORPORATION BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Sigma Lithium Corporation (the “Corporation”) as follows: 1. By-law No. 1 of the Corporation is amended by deleting the definition of “signing officer” in section 1.01 and substituting the following in its place: ““signing officers” means, in relation to any instrument, either: (i) the Chief Executive Officer of the Corporation; (ii) both the Chief Executive Officer of the Corporation and any one director authorized to sign the same on behalf of the Corporation by section 2.04; (iii) both the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation; or (iv) any officer or officers, person or persons authorized to sign the same on behalf of the Corporation by a resolution of the board of directors passed pursuant to section 2.04;” 2. By-law No. 1 of the Corporation is further amended by deleting section 2.04 and substituting the following in its place: “2.04 Execution of Instruments Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Corporation must be signed on behalf of the Corporation by either (i) the Chief Executive Officer of the Corporation; (ii) both the Chief Executive Officer of the Corporation and any one director; (iii) both the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation; or (iv) any officer or officers or any other person or persons authorized from time to time by resolution of the board of directors to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, either (i) the Chief Executive Officer of the Corporation; (ii) both the Chief Executive Officer of the Corporation and any one director; (iii) both the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation; or (iv) any officer or officers, person or persons appointed as set out above by resolution of the board of directors, who may execute contracts, documents or instruments in writing, on behalf of the Corporation, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing may or shall be executed and delivered on behalf of the Corporation. The signature or signatures of the signing officers may, if specifically authorized by resolution of the board of directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing signing officers shall be so reproduced, as authorized by resolution of the board of directors, shall be deemed to have been manually signed by such signing officers whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been

A – 2 signed manually, and notwithstanding that the signing officers whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation. The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as set out above or by either: (i) the Chief Executive Officer of the Corporation; (ii) both the Chief Executive Officer of the Corporation and any one director or (iii) any officer or officers, person or persons appointed as set out above by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed to it. The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.” 3. By-law No. 1 of the Corporation is further amended by deleting section 2.06 and substituting the following in its place: “2.06 Cheques, Drafts, Notes, Etc. All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, as the directors may from time to time designate by resolution, and in such manner as the directors may from time to time designate by resolution.” 4. By-law No. 1 of the Corporation is further amended by delating section 6.05 and substituting the following in its place: “6.05 President Unless the board of directors determines otherwise, the president shall be the chief executive officer of the Corporation and shall have, under the control of the board of directors, general supervision of the business of the Corporation. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors, and the chairman of the board. In the absence of the chairman of the board and the lead director, if any, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office. 5. All prior by-laws, resolutions and proceedings of the Corporation inconsistent herewith are amended, modified and revised in order to give effect to this by-law and without prejudice to any acts done or rights acquired thereunder. 6. This by-law shall come into force upon being passed by the board of directors in accordance with the Canada Business Corporations Act.

A – 3 MADE by the board of directors of the Corporation the 14th day of June, 2024, and was confirmed without variation by the shareholders of the Corporation on [•], 2024. WITNESS the seal of the Corporation. Name: Ana Cristina Cabral Title: President, Chief Executive Officer Name: Marina Bernardini Title: Corporate Secretary

B – 1 SCHEDULE “B” Board Mandate This Board of Directors Mandate (this “Mandate”) has been adopted by the Board (as defined below) as of September, 2022. 1. GENERAL The Board of Directors (the "Board") of Sigma Lithium Corporation (together with its subsidiaries, as applicable, the "Corporation") is responsible for the stewardship of the Corporation's affairs and the activities of management of the Corporation in the conduct of day to day business, all for the benefit of its shareholders. The primary responsibilities of the Board are: (a) to maximize long term shareholder value; (b) to approve the strategic plan of the Corporation; (c) to ensure that processes, controls and systems are in place for the management of the business and affairs of the Corporation and to address applicable legal and regulatory compliance matters; (d) to maintain the composition of the Board in a way that provides an effective mix of skills and experience to provide for the overall stewardship of the Corporation; (e) to ensure that the Corporation meets its obligations on an ongoing basis and operates in a safe and reliable manner; and (f) to monitor the performance of the management of the Corporation to ensure that it meets its duties and responsibilities to the shareholders. 2. COMPOSITION AND OPERATION The number of directors shall be not less than the minimum and not more than the maximum number specified in the Corporation's articles and shall be set from time to time within such limits by resolutions of the shareholders or of the Board as may be permitted by law. Directors are elected to hold office for a term of one year. The composition of the Board must also meet any applicable Canadian residency requirements. The Board will analyze the application of the "independent" standard, as such term is defined in National Instrument 52-110 – Audit Committees, to individual members of the Board on an annual basis and disclose that analysis. The Board will in each year appoint a chairperson of the Board (the "Chair"). The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including (i) selecting its Chair, (ii) nominating candidates for election to the Board, (iii) constituting committees of the Board and (iv) determining compensation for the directors. Subject to the articles and by-laws of the Corporation and the Canada Business Corporations Act (the "CBCA"), the Board may constitute, seek the advice of, and delegate certain powers, duties and responsibilities to, committees of the Board. 3. MEETINGS The Board shall have a minimum of four regularly scheduled meetings per year. Special meetings are called as necessary. Occasional Board trips are scheduled, if possible, in conjunction with regular Board meetings, to offer directors the opportunity to visit sites and facilities at different operational locations. A quorum for a meeting of the Board shall consist of a simple majority of the members of the Board. The Board will schedule regular sessions (at a minimum, during or immediately following each regularly scheduled Board meeting) for independent directors to meet without non-independent directors or members of management in attendance.

B – 2 4. SPECIFIC DUTIES (a) Oversight and Overall Responsibility In fulfilling its responsibility for the stewardship of the affairs of the Corporation, the Board shall be specifically responsible for: (i) providing leadership and direction to the Corporation’s management with the view to maximizing shareholder value. Directors are expected to provide creative vision, initiative and experience in the course of fulfilling their leadership role; (ii) satisfying itself as to the integrity of the Chief Executive Officer (the "CEO") and other senior officers of the Corporation, and promoting a culture of integrity throughout the Corporation; (iii) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation; (iv) identifying the principle risks of the Corporation’s business, and promoting the implementation of appropriate systems to manage such risks; (v) approving the significant policies and procedures by which the Corporation is operated and monitoring compliance with such policies and procedures, and, in particular, compliance by all directors, officers and employees of the Corporation with the provisions of the Code of Business Conduct and Ethics; (vi) reviewing and approving material transactions involving the Corporation, including any non-ordinary course (A) acquisitions and dispositions of material assets; and (B) material capital expenditures; (vii) approving budgets, monitoring operating performance and ensuring that the Board has the necessary information, including key business and competitive indicators, to enable it to discharge this duty and take any remedial action necessary; (viii) establishing methods by which interested parties may communicate directly with the Chair or with the independent directors as a group and cause such methods to be disclosed; (ix) developing written position descriptions for the Chair and for the chair of each Board committee; (x) succession planning, including appointing, training and making regular assessments of the Board and its individual members, as well as the effectiveness and contributions of each Board committee; and (xi) overseeing the Corporation’s internal control and management information systems. (b) Legal Requirements (i) The Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records. (ii) The Board has the statutory responsibility to: A. manage the business and affairs of the Corporation; B. act honestly and in good faith with a view to the best interests of the Corporation;

B – 3 C. exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and D. act in accordance with its obligations contained in the CBCA and the regulations thereto, the articles and by-laws of the Corporation, and other relevant legislation and regulations. (iii) The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board: A. any submission to the shareholders of a question or matter requiring the approval of the shareholders; B. the filling of a vacancy among the directors or in the office of auditor; C. the appointment of additional directors; D. the issuance of securities, except in the manner and on the terms authorized by the Board; E. the declaration of dividends; F. the purchase, redemption or any other form of acquisition of shares issued by the Corporation, except in the manner and on the terms authorized by the Board; G. the payment of a commission to any person in consideration of such person's purchasing or agreeing to purchase shares of the Corporation from the Corporation, or procuring or agreeing to procure purchasers for any shares of the Corporation; H. the approval of management proxy circulars; I. the approval of any financial statements to be placed before the shareholders of the Corporation at an annual general meeting; and J. the adoption, amendment or repeal of any by-laws of the Corporation. (c) Independence The Board shall have the responsibility to: (i) implement appropriate structures and procedures to permit the Board to function independently of management (including, without limitation, through the holding of meetings at which non-independent directors and management are not in attendance, if and when appropriate); (ii) implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and (iii) provide an orientation and education program for newly appointed members of the Board. (d) Strategy Determination The Board shall: (i) adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation's business; and

B – 4 (ii) annually review operating and financial performance results relative to established strategy, budgets and objectives. (e) Managing Risk The Board has the responsibility to identify and understand the principal risks of the Corporation's business, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that appropriate systems are in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation. (f) Appointment, Training and Monitoring of Senior Management The Board shall: (i) appoint the CEO and other senior officers of the Corporation, approve (upon recommendations from the Corporate Governance, Nomination and Compensation Committee) their compensation, and monitor and assess the CEO's performance against a set of mutually agreed corporate objectives; (ii) ensure that a process is established that adequately provides for succession planning, including the appointment, training and monitoring of senior management; (iii) ensure continuing education opportunities are provided, as required, for all directors so that such individuals may maintain or enhance their skills and abilities as directors as well as to ensure their knowledge and understanding of the Corporation’s business remains current; (iv) establish limits of authority delegated to management; and (v) develop a written position description for the CEO. (g) Reporting and Communication The Board has the responsibility to: (i) verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally; (ii) verify that the financial performance of the Corporation is reported to shareholders, other security holders and regulators on a timely and regular basis; (iii) verify that the financial results of the Corporation are reported fairly and in accordance with International Financial Reporting Standards from time to time; (iv) verify the timely reporting of any other developments that have a significant and material impact on the Corporation; (v) report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year; and (vi) develop appropriate measures for receiving stakeholder feedback. (h) Monitoring and Acting The Board has the responsibility to: (i) review and approve the Corporation's financial statements (subject to the rights of the Board to delegate to the Audit Committee the review and approval of interim financial

B – 5 statements) and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements; (ii) verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards; (iii) approve and monitor compliance with significant policies and procedures by which the Corporation operates; (iv) monitor the Corporation's progress towards its goals and objectives and to work with management to revise and alter its direction in response to changing circumstances; (v) take such action as it determines appropriate when the Corporation's performance falls short of its goals and objectives or when other special circumstances warrant; and (vi) verify that the Corporation has implemented appropriate internal control and management information systems. (i) Other Activities The Board may perform any other activities consistent with its mandate, the articles and by-laws of the Corporation and any other governing laws as the Board deems necessary or appropriate including, but not limited to: (i) preparing and distributing the schedule of Board meetings for each upcoming year; (ii) calling meetings of the Board at such times and such places and providing notice of such meetings to all members of the Board in accordance with the by-laws of the Corporation; and (iii) ensuring that all regularly scheduled Board meetings and committee meetings are properly attended by directors. Directors may participate in such meetings by conference call if attendance in person is not possible. (j) Code of Business Conduct and Ethics The Board shall be responsible to adopt a "Code of Business Conduct and Ethics" for the Corporation, and monitor compliance, with such code which shall address: (i) conflicts of interest; (ii) the protection and proper use of the Corporation's assets and opportunities; (iii) the confidentiality of information; (iv) fair dealing with various stakeholders of the Corporation; (v) compliance with laws, rules and regulations; and (vi) the reporting of any illegal or unethical behaviour. 5. BOARD COMMITTEES The Board shall at all times maintain: (a) an Audit Committee; and (b) a Corporate Governance, Nomination and Compensation Committee, each of which must report to the Board. Each such committee must operate in accordance with the by-laws, applicable law, its committee charter and the applicable rules of any stock exchange on which the Corporation’s securities are traded. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by its by-laws and applicable law, and as the Board sees fit. The purpose of the Board committees is to assist the Board in discharging its responsibilities. Notwithstanding the delegation of responsibilities to a Board committee, the Board is ultimately responsible for matters assigned to the committees for determination. Except as may be explicitly provided in the charter of a

B – 6 particular committee or a resolution of the Board, the role of a Board committee is to review and make recommendations to the Board with respect to the approval of matters considered by the committee. 6. DIRECTOR ACCESS TO MANAGEMENT The Corporation shall provide each director with complete access to the management of the Corporation, subject to reasonable advance notice to the Corporation and reasonable efforts to avoid disruption to the Corporation's management, business and operations. Prior to any director of the Corporation initiating a formal discussion with any employee of the Corporation, including management, such director shall have the obligation to provide notice to the Chair and the Chief Executive Officer of the Corporation that the director intends on initiating such a discussion. 7. DIRECTOR COMPENSATION The Board, upon recommendation of the Corporate Governance, Nomination and Compensation Committee, will determine and review the form and amount of compensation to directors.

C – 1 SCHEDULE “C” PROPOSED ARTICLES OF THE CORPORATION (OBCA) SIGMA LITHIUM CORPORATION ARTICLES OF CONTINUANCE (see attached)

Ontario

Ministry of Public and Business Service Delivery

Articles of Continuance

Business Corporations Act

For questions or more information to complete this form, please refer to the instruction page.

Fields marked with an asterisk (*) are mandatory.

1. Corporation Information

Corporation Name *
Sigma Lithium Corporation

Has the corporation been assigned an Ontario Corporation Number (OCN) ? * ☐ Yes ☑ No

Please confirm the statement below *

☑ I confirm that the corporation has never been assigned an Ontario Corporation Number

2. Contact Information

Please provide the following information for the person we should contact regarding this filing. This person will receive official documents or notices and correspondence related to this filing. By proceeding with this filing, you are confirming that you have been duly authorized to do so.

First Name *	Middle Name	Last Name *
Ana	Cristina	Cabral

Telephone Country Code	Telephone Number *	Extension

Email Address *

3. Jurisdiction

Please provide the name of the jurisdiction where the corporation is currently incorporated or continued and the original date of incorporation or amalgamation of the corporation.

Current Corporation Name *
Sigma Lithium Corporation

Governing Jurisdiction *
Canada

Province *
Federal

Original Date of Incorporation/Amalgamation *
June 8, 2011

The following supporting documents are required. Please attach these documents with your application:

☑ Incorporating documents and all amendments, and a copy of continuation documents and amendments if applicable, certified by an officer of the appropriate jurisdiction *

☑ Letter of Satisfaction/Authorization to Continue issued by the proper officer of the jurisdiction the corporation is leaving *

4. Corporation Name

Every corporation must have a name. You can either propose a name for the corporation or request a number name. If you propose a name for the corporation, you need a Nuans report for the proposed name.

Will this corporation have a number name ? * ☐ Yes ☑ No

5264E (2023/07) © King's Printer for Ontario, 2023 Disponible en français

Page 1 of 5

The corporation will have: * [Z] an English name (example: "Green Institute Inc.") D a French name (example: "lnstitut Green Inc.") D a combination of English and French name (example: "lnstitut Green Institute Inc.") Dan English and French name that are equivalent but used separately (example: "Green Institute lnc./lnstitut Green Inc.") Nuans Report New Corporation Name (Proposed) * Sigma Lithium Corporation Nuans Report Reference Number* D Select this if you have a Legal Opinion for an identical name 5. General Details Requested Date for Continuance * Official Email Address * Nuans Report Date * Primary Activity Code * 212398 An official email address is required for administrative purposes and must be kept current. All official documents or notices and correspondence to the corporation will be sent to this email address. 6. Address Every corporation is required to have a registered office address in Ontario. This address must be set out in full. A post office box alone is not an acceptable address. Registered Office Address * [Z] Standard Address D Lot/Concession Address Street Name * Province Ontario Street Number* City/Town * Country 7. Director(s) Please specify the number of directors for your Corporation * D Fixed Number [Z] Minimum/Maximum Minimum Number of Directors * 3 Director 1 First Name* Ana Email Address 5264E (2023/07) Middle Name Cristina Maximum Number of Directors * 10 Last Name* Cabral Unit Number Postal Code * Page 2 of 5

Restrictions on Business or Powers Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": Enter the Text* None. Other Provisions, if any Enter other provisions, or if no other provisions enter "None": Enter the Text* The directors, in order to increase the number of directors within the limits prescribed by the articles, may appoint one (1) or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, to the extend that the total number of directors so appointed shall not exceed one third (1/3) of the number of directors elected at the previous annual meeting of the shareholders. 9. Required Statements Required Statements [Z] The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated under this Act. * [Z] The corporation has complied with subsection 180(3) of the Business Corporations Act. * Authorization Date [Z] The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction currently governing the corporation, on the following date: * Authorization Date * 10. Authorization [Z] * I, Ana Cristina Cabral confirm that this form has been signed by the required person. Caution - The Act sets out penalties, including fines, for submitting false or misleading information. Required Signature Name I Position I Signature 5264E (2023/07) Page 5 of 5

D – 1 SCHEDULE “D” PROPOSED BY-LAWS OF THE CORPORATION (OBCA) SIGMA LITHIUM CORPORATION BY-LAW NO. 3 (see attached)

BY-LAW NO. 3

A by-law relating generally to
the conduct of the affairs of

SIGMA LITHIUM RESOURCES CORPORATION

CONTENTS

Part One – Interpretation

Part Two – Business of the Corporation Part Three – Directors

Part Four – Meetings of Directors Part Five – Committees

Part Six– Officers

Part Seven – Protection of Directors, Officers and Others Part Eight – Shares

Part Nine – Dividends and Rights Part Ten – Meetings of Shareholders Part Eleven – Notices

Part Twelve – Electronic Documents

Part Thirteen – Repeal of Existing By-Laws Part Fourteen – Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Sigma Lithium Resources Corporation (the “Corporation”) as follows:

PART ONE
INTERPRETATION

1.01	Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

“Act” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16 and the regulations made under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

“appoint” includes “elect” and vice versa;

“articles” means the articles of the Corporation as from time to time amended or restated;

“board” means the board of directors of the Corporation;

“by-laws” means this by-law and any other by-law of the Corporation from time to time in force and effect;

“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders;

“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

“recorded address” means in the case of a shareholder, his or her address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding, or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

“signing officer” means, in relation to any instrument, either: (i) the Chief Executive Officer of the Corporation; (ii) both the Chief Executive Officer of the Corporation and any one director authorized to sign the same on behalf of the Corporation by section 2.04; (iii) both the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation; or (iv) any officer or officers, person or persons authorized to sign the same on behalf of the Corporation by a resolution of the board of directors passed pursuant to section 2.04;

“special meeting of shareholders” includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders; all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as “resident Canadian”, shall have the meanings given to such terms in the Act; words importing the singular shall include the plural and vice-versa; words importing the masculine gender shall include the feminine and neuter genders; and the word “persons” shall include individuals, bodies corporate, partnerships, associations, personal representatives and any number or aggregate of persons; and the headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.02	Conflicts with Laws

In the event of any inconsistencies between the by-laws and mandatory provisions of the Act, the provisions of the Act shall prevail.

PART TWO

BUSINESS OF THE CORPORATION

2.01	Registered Office

Unless changed in accordance with the Act, the registered office of the Corporation shall be in the province of Ontario from time to time specified in the articles and at such address within such province as the directors may from time to time determine.

2.02	Corporate Seal

The Corporation may, but need not, adopt a corporate seal and if one is adopted it shall be in such form as the directors may by resolution adopt from time to time.

2.03	Financial Year

The first financial period of the Corporation and thereafter the fiscal year of the Corporation shall terminate on such date as the directors may by resolution determine.

2.04	Execution of Instruments

Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Corporation must be signed on behalf of the Corporation by either (i) the Chief Executive Officer of the Corporation; (ii) both the Chief Executive Officer of the Corporation and any one director; (iii) both the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation; or (iv) any officer or officers or any other person or persons authorized from time to time by resolution of the board of directors to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, either (i) the Chief Executive Officer of the Corporation;

(ii) both the Chief Executive Officer of the Corporation and any one director; (iii) both the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation; or (iv) any officer or officers, person or persons appointed as set out above by resolution of the board of directors, who may execute contracts, documents or instruments in writing, on behalf of the Corporation, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing may or shall be executed and delivered on behalf of the Corporation.

The signature or signatures of the signing officers may, if specifically authorized by resolution of the board of directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing signing officers shall be so reproduced, as authorized by resolution of the board of directors, shall be deemed to have been manually signed by such signing officers whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the signing officers whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as set out above or by either: (i) the Chief Executive Officer of the Corporation; (ii) both the Chief Executive Officer of the Corporation and any one director or (iii) any officer or officers, person or persons appointed as set out above by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed to it.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.05	Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the directors. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the directors may from time to time by resolution prescribe or authorize.

2.06	Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, as the directors may from time to time designate by resolution, and in such manner as the directors may from time to time designate by resolution.

2.07	Custody of Securities

All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Corporation shall be lodged in the name of the Corporation with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors. All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.08	Voting Securities in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same. In addition, the directors may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

PART THREE
DIRECTORS

3.01	Number of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles, and the number of directors shall be determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board.

3.02	Qualification

Every director shall be an individual 18 or more years of age, and no one who (a) is found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere, (b) is not an individual, or (c) has the status of a bankrupt, shall be a director. Unless the articles otherwise provide, a director need not be a shareholder. If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.03	Term of Office

A director’s term of office (subject to the provisions, if any, of the Corporation’s articles, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting next following, or until his successor is elected or appointed.

3.04	Election and Removal

Subject to being nominated in accordance with Section 3.10, directors shall be elected by the shareholders in a meeting on a show of hands unless a poll is demanded, and if a poll is demanded, such election shall be by ballot. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election. If a meeting of the shareholders of the Corporation fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum. Subject to subsection 2 of section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution at a special meeting, remove any director before the expiration of his term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal, and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

3.05	Vacation of Office

The office of a director shall ipso facto be vacated if:

(a)	he dies:

(b)	he is removed from office by the shareholders;

(c)	he becomes bankrupt;

(d)	he is found by a court in Canada or elsewhere to be of unsound mind; or

(e)	his written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.06	Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office may appoint a person to fill the vacancy for the remainder of the term. If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.07	Action by Directors

The directors shall manage, or supervise the management of, the business and affairs of the Corporation, and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the bylaws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

3.08	Duties

Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.09	Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

3.10	Nominations of Directors and Advance Notice Provisions

Subject only to the Act and the articles and by-laws of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this Section 3.10 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this Section 3.10:

(a)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with this Section 3.10 and Part Eleven.

(b)	To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made (a) in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this paragraph (b).

(c)	In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (iv) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(e)	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 3.10; provided, however, that nothing in this Section 3.10 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)	For purposes of this Section 3.10, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedarplus.ca; and (ii) “Applicable Securities Laws” means the applicable Securities Act of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(g)	Notwithstanding any other provision of the bylaws of the Corporation, notice given to the secretary of the Corporation pursuant to this section 3.10 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

3.11	Remuneration and Expenses

The remuneration to be paid to the directors shall be such as the directors shall from time to time determine. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director of a Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

PART FOUR
MEETINGS OF DIRECTORS

4.01	Calling of Meetings

Meetings of the directors shall be held from time to time at such place as the chairman of the board (if any), the president or vice-president who is a director or any two directors may determine and the corporate secretary shall, upon direction of any of the foregoing, convene a meeting of directors.

4.02	Place of Meeting

Meetings of directors and of any committee of directors may be held at any place in or outside Canada.

4.03	Notice

Notice of the time and place for the holding of any such meeting shall be delivered personally, by mail or by facsimile, or otherwise communicated by electronic means upon written consent in accordance with the requirements of the Act (“Electronic Communications”) to each director not less than two business days (exclusive of the day on which the notice is delivered, mailed, or sent by Electronic Communications but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice. Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or the notice thereof may be waived by any director in writing or by Electronic Communication addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. A notice of meeting of directors or of any committee of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

4.04	Quorum

Subject to the Act, the quorum for the transaction of business at any meeting of the directors shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has fewer than three directors, all of the directors must be present at any meeting of directors to constitute a quorum.

4.05	First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

4.06	Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

4.07	Electronic Participation

Subject to the Act, if all of the directors consent, a director may participate in a meeting of the directors or a committee of directors by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting. A consent is effective whether given before or after the meeting and may be given with respect to all meetings of the directors and committees of the directors.

4.08	Regular Meetings

The directors may appoint a day or days in any month or months for regular meetings of the directors at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.09	Chairman

The chairman of any meeting of the directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, chief executive officer, president, lead director or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.10	Votes to Govern

All questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

4.11	Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

PART FIVE
COMMITTEES

5.01	Committees of Directors

The directors may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02	Transaction of Business

Subject to the provisions of section 4.07, the powers of such committee or committees of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03	Audit Committee

The directors shall appoint annually from among its number an audit committee to be composed of not fewer than three directors. At least such number of directors as may be specified by the Act, other applicable law or stock exchange requirements shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers provided in the Act and in other applicable law and in, addition, such other powers and duties as the directors may determine.

5.04	Advisory Bodies

The directors may from time to time appoint advisory bodies as they may deem advisable.

5.05	Procedure

Unless otherwise determined by the directors, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

PART SIX
OFFICERS

6.01	Appointment of Officers

The directors shall annually or as often as may be required appoint a chief executive officer, president, chief financial officer and a corporate secretary, and if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer, a controller and such other officers as the directors may determine, including one or more assistants to any one of the officers so appointed. Subject to sections 6.02 and 6.03, an officer may but need not be a director, and one person may hold more than one office. In case and whenever the same person holds the offices of corporate secretary and treasurer, he or she may but need not be known as the secretary-treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

6.02	Chairman of the Board

The board may from time to time appoint a chairman of the board who shall be a director. If appointed, the directors may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the lead director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the directors may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the lead director, if any, or by the president.

6.03	Lead Director

The board of directors may appoint from their number a lead director who, unless otherwise permitted by the Act, shall be a resident Canadian. Subject to the Act, a lead director shall possess and exercise such authority and powers and shall perform such duties as may be determined by the by-laws and the board of directors. A lead director shall not be an officer of the Corporation.

6.04	Chief Executive Officer

The chief executive officer shall have, under the control of the board of directors, general supervision and direction of the business and affairs of the Corporation. The chief executive officer shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors and the chairman of the board. In the absence of the chairman of the board and lead director, if any, and if the executive officer is also a director of the Corporation, the executive officer shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.05	President

Unless the board of directors determines otherwise, the president shall be the chief executive officer of the Corporation and shall have, under the control of the board of directors, general supervision of the business of the Corporation. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors, and the chairman of the board. In the absence of the chairman of the board and the lead director, if any, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.06	Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the chief executive officer, provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of directors or shareholders. The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his, her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him, her or them by resolution of the directors.

6.07	Corporate Secretary

The corporate secretary shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board of directors, the chairman of the board, the chief executive officer and the president.

The corporate secretary shall give or cause to be given, as and when instructed, notices to the board of directors, the shareholders, officers, auditors and members of committees and advisory bodies of the board of directors. Unless otherwise determined by the board of directors, the corporate secretary shall attend and record minutes of all meetings of the board of directors, committees of the board of directors, shareholders and advisory bodies. The corporate secretary shall have charge of the corporate seal or seals and of the corporate records, subject to section 8.03 hereof, required by law to be kept, except accounting records.

6.08	Treasurer or Assistant Treasurer

The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his transactions as Treasurer or Assistant Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the directors may specify. Unless and until the directors designate any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Corporation.

6.09	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.10	Term of Office

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause. Otherwise, each officer appointed by the directors shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death.

6.11	Variation of Powers and Duties

The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.12	Terms of Employment and Remuneration

The terms of employment and remuneration of all officers appointed by the board, including the chairman of the board, if any, and the president shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder shall not disqualify him or her from receiving such remuneration as may be determined.

6.13	Conflict of Interest

An officer shall disclose his or her interest in any material contract or proposed material contract with the Corporation in accordance with section 7.04.

6.14	Vacancies

If the office of chairman, lead director, president, vice-president, corporate secretary, controller, treasurer, or any other office created by the directors pursuant to section 6.10 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the president or the corporate secretary and may in the case of any other officer appoint an officer to fill such vacancy.

6.15	Other Officers

The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

PART SEVEN

PROTECTION OF DIRECTORS AND OFFICERS

7.01	Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her office or in relation thereto, unless the same shall happen by or through his or her failure to exercise his or her powers and to discharge his or her duties honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing in these by-laws shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him or her from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors.

7.02	Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a)	the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. The Corporation may advance monies to a director, officer or other individual for costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.03	Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him or her in his or her capacity as a director or officer, or an individual acting in a similar capacity, of the Corporation or of another body corporate at the Corporation’s request.

7.04	Conflict of Interest

A director shall disclose to the Corporation, in the manner and to the extent provided by the Act, any interest that such director has, if such director (a) is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, (b) is a director or an officer, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

7.05	Submission of Contracts or Transactions to Shareholders for Approval

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

PART EIGHT
SHARES

8.01	Issuance

Subject to the Act and the articles of the Corporation, the directors may from time to time issue, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the directors may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02	Commissions

The directors may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03	Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The directors may at any time terminate any such appointment.

8.04	Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him or her as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate shall be in such form as the directors shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04; it need not be under the corporate seal. The signature of one of the signing officers may be printed or mechanically reproduced upon share certificates. Every printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. Unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. In the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signature of any signing officer may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

8.05	Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.06	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.07	Replacement of Share Certificates

The directors or any officer or agent designated by the directors may in their or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors, or any officer or agent designated by the directors, may from time to time prescribe, whether generally or in any particular case.

8.08	Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

PART NINE
DIVIDENDS AND RIGHTS

9.01	Dividends

Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02	Dividend Cheques

A dividend payable in money shall be paid by either electronically by direct deposit or by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as set out in this section, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03	Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as set out in section 9.02, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non- receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.04	Record Date for Dividends and Rights

The directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

9.05	Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

PART TEN
MEETINGS OF SHAREHOLDERS

10.01	Annual Meetings

The annual meeting of shareholders shall be held on such day and at such time in each year and, subject to section 10.03, at such place as the directors, the chairman of the board or the chief executive officer may from time to time determine, in any event no later than the earlier of (i) six months after the end of each financial year of the Corporation and (ii) 15 months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

An annual meeting of shareholders may also be constituted as an annual and special meeting of shareholders to consider and transact any special business, which may be considered and transacted at a special meeting of shareholders.

10.02	Special Meetings

The directors shall have power to call a special meeting of shareholders at any time.

10.03	Place of Meetings

Subject to the Act, meetings of shareholders shall be held at the place within Canada that the directors determine. If the Corporation makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

10.04	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Part Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditors and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors’ report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution or by-law to be submitted to the meeting.

9.05	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is kept and at the meeting for which the list was prepared.

10.06	Record Date for Notice

The directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than 7 days before such record date, in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

10.07	Meetings Held by Electronic Means

If the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

10.08	Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, and (b) provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact.

10.09	Chairman, Corporate Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, chief executive officer, president, lead director or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the corporate secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as corporate secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.10	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by- laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.11	Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Corporation carrying voting rights at the meeting of shareholders.

10.12	Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 10.05, a shareholder whose name appears on such list is entitled to vote the shares shown opposite his name at the meeting to which the list relates. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 10.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting. The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

10.13	Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his or her representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his or her attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the corporate secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

10.14	Time for Deposit of Proxies

The directors may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the corporate secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.15	Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

10.16	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law and the Act, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.17	Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, which may include such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, made available by the Corporation for that purpose, unless a ballot thereon is required or demanded as provided in section 10.18. Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Corporation has made available for such purpose, and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.18	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19	Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.20	Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

PART ELEVEN
NOTICES

11.01	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given; delivered to the recorded address of the person; mailed to the person’s recorded address by prepaid or ordinary or air mail; sent to the person’s recorded address by any means of prepaid transmitted or recorded communication; or an electronic document is provided in accordance with Part Twelve and as applicable, Section 3.11 of this by-law.

A notice delivered as set out in this section is deemed to have been given when it is delivered personally or to the recorded address; a notice mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by means of transmitted or recorded communication as set out in this section is deemed to have been dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Part Twelve shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable.

11.02	Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, mechanically reproduced or electronically reproduced in whole or in part.

11.03	Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper continuing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of the chairman of the board, the chief executive officer, the president, a vice-president, the corporate secretary, the treasurer or the controller or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

11.04	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.05	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.06	Undelivered Notices

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he or she informs the Corporation in writing of his or her new address.

11.07	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.08	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

11.09	Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or her or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

PART TWELVE
ELECTRONIC DOCUMENTS

12.01	Creation and Provision of Information

Unless the Corporation’s articles provide otherwise, and subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

PART THIRTEEN
REPEAL OF EXISTING BY-LAWS

13.01	Repeal

As of the coming into effect of this By-Law No. 3, all previous by-laws of the Corporation are repealed provided that such repeal does not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue good and valid.

PART FOURTEEN
EFFECTIVE DATE

14.01	Effective Date

This by-law was made by the directors on the [•] day of [•], 2024, and was confirmed without variation by the shareholders of the Corporation on the [•] day of [•], 2024.

WITNESS the seal of the Corporation.

Name:	Ana Cristina Cabral	Name:	Marina Bernardini
Title:	President, Chief Executive Officer	Title:	Corporate Secretary

E – 1 SCHEDULE “E” SECTION 190 OF THE CANADA BUSINESS CORPORATION ACT CANADA BUSINESS CORPORATIONS ACT SECTION 190 – RIGHT TO DISSENT Right to dissent 190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class; (b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on; (c) amalgamate otherwise than under section 184; (d) be continued under section 188; (e) sell, lease or exchange all or substantially all its property under subsection 189(3); or (f) carry out a going-private transaction or a squeeze-out transaction. Further right (2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section. If one class of shares (2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. Payment for shares (3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made. No partial dissent (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. Objection Opposition (5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

E – 2 \Notice of resolution (6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection. Demand for payment (7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing (a) the shareholder’s name and address; (b) the number and class of shares in respect of which the shareholder dissents; and (c) a demand for payment of the fair value of such shares. Share certificate (8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. Forfeiture (9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section. Endorsing certificate (10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder. Suspension of rights (11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where (a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12), (b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or (c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent. Offer to pay (12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice (a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

E – 3 (b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. Same terms (13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms. Payment (14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. Corporation may apply to court (15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder. Shareholder application to court (16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow. Venue (17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province. No security for costs (18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16). Parties (19) On an application to a court under subsection (15) or (16), (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Powers of court (20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders. Appraisers (21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. Final order (22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

E – 4 Interest (23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. Notice that subsection (26) applies (24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. Effect where subsection (26) applies (25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may (a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. Limitation (26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that (a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.